UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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03056969

FORM SE



FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

APR 28 2003

Banks of the Chesapeake, Inc.
Exact name of registrant as specified in charter

0001217022
Registrant CIK Number

SB-2/A
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-102996
SEC file number, if available

N/A
Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
APR 30 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the ~~City~~ County of Baltimore, State of Maryland, 2003.

Banks of the Chesapeake, Inc.
(Registrant)

By: [signature]
(Name and Title)
William J. Bocek, Jr.
Vice President and Chief Financial Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 19 ____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

SEC 2082 (3-99)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit Index

**1.1 Engagement Letter between Chesapeake Bank of Maryland and Trident Securities, a Division of McDonald Investments Inc.

1.2 Form of Agency Agreement among Banks of the Chesapeake, Inc., Chesapeake Bank of Maryland and Trident Securities, a Division of McDonald Investments Inc.

2 Plan of Conversion of Banks of the Chesapeake, M.H.C. and Agreement and Plan of Reorganization between Banks of the Chesapeake, Inc. and Chesapeake Bank of Maryland



**3.1 Articles of Incorporation of Banks of the Chesapeake, Inc.

**3.2 Bylaws of Banks of the Chesapeake, Inc.

**4 Form of Common Stock Certificate of Banks of the Chesapeake, Inc.

5 Opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation, as to legality of Common Stock

8.1 Federal and State Tax Opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation

10.1 Form of Employment Agreement between R. Thomas Jefferson and Banks of the Chesapeake, Inc. and Chesapeake Bank of Maryland

10.2 Form of Employee Stock Ownership Plan

*10.3 Director Supplemental Retirement Plan for Allen Becker

*10.4 Director Supplemental Retirement Plan for Donald Alan Thorson

*10.5 Director Supplemental Retirement Plan for Robert T. Jefferson

*10.6 Director Supplemental Retirement Plan for Theodore F. Stromberg

*10.7 Director Supplemental Retirement Plan for Francis J. Reisig

*10.8 Director Supplemental Retirement Plan for Richard N. Kerr

**10.9 Life Insurance Endorsement Method Split Dollar Plan Agreement for Francis J. Reisig

**10.10 Life Insurance Endorsement Method Split Dollar Plan Agreement for Theodore Stromberg

**10.11 Life Insurance Endorsement Method Split Dollar Plan Agreement for Allen Becker

**10.12 Life Insurance Endorsement Method Split Dollar Plan Agreement for Robert T. Jefferson

**10.13(a) Office Lease dated February 9, 1996 between Area 16B Associates Limited Partnership and Signet Bank

**10.13(b) Sublease Agreement dated July 9, 1998 between First Union National Bank and Chesapeake Bank of Maryland

**10.14(a) Lease Agreement dated September 22, 1987 between Chesterfield Plaza Joint Venture and Chesapeake Federal Savings and Loan Association

**10.14(b) Assignment of Rents and Leases dated June 28, 1988 by Chesterfield Plaza Joint Venture to American United Life Insurance Company

**10.14(c) Lease Amendment dated January 1, 2003 between Chesterfield Plaza Joint Venture and Chesapeake Bank of Maryland

**10.15 Commercial Lease dated in 1997 between Warren Group Limited Partnership, James and Mary Eisenhauer and Chesapeake Federal Savings and Loan Association

**10.16 Lease Agreement dated March 1, 2001 between CDK & Associates Limited Partnership and Chesapeake Bank of Maryland

21 Subsidiaries of the Registrant

**23.1 Consent of Ober, Kaler, Grimes & Shriver, a Professional Corporation (contained in their opinion included herein as Exhibit 5)

23.2 Consent of Anderson Associates, LLP

23.3 Consent of Feldman Financial Advisors, Inc.

**24 Power of Attorney (contained herein on page II-8)

**99.1 Form of Stock Order and Acknowledgement Form

99.2 Appraisal and Business Plan Agreement between Chesapeake Bank of Maryland and



Feldman Financial Advisors, Inc.
99.3 Appraisal Report of Feldman Financial Advisors, Inc.
99.4 Opinion from Feldman Financial Advisors, Inc. as to the value of the subscription rights
*99.5 Marketing Materials
*99.6 Form of Proxy Statement of Banks of the Chesapeake, M.H.C.

* To be filed by amendment.
** Previously filed.

EXHIBIT 99.3

II. COMPARISONS WITH PUBLICLY HELD COMPANIES

General

The comparative market approach provides a sound basis for determining estimates of going-concern valuations where a regular and active market exists for the stocks of peer institutions and is required by the applicable regulatory guidelines.

The comparative market approach derives valuation benchmarks from the trading patterns of selected peer institutions which due to certain factors, such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a stock conversion offering. The pricing and trading history of recent initial public offerings of thrifts also are examined to provide any evidence of the new issue discount that must be considered. In Chapter II, our valuation analysis focuses on the selection and comparison of Chesapeake with a comparable group of publicly held thrifts (the "Comparative Group"). Chapter III details any additional discounts or premiums we believe are appropriate to the Bank's pro forma conversion valuation.

Selection Criteria

Selected market price and financial performance data for thrifts listed on the New York and American Stock Exchanges and those thrifts traded on the over-the-counter markets listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") are shown in Exhibit III. Several criteria were used to select the individual members of the Comparative Group from the overall universe of publicly held thrifts.

- Operating characteristics - An institution's operating characteristics are the most important factors because they affect investors' expected rates of return on a company's stock under various business/economic scenarios, and they influence the market's general perception of the quality and attractiveness of a given company. Operating characteristics, which may vary in importance during the business cycle, include financial variables such as profitability, balance sheet growth, capitalization, asset quality, and other factors such as lines of business, interest rate risk and management strategies.

- Geographic Location - The region of the country where a company operates is also a factor in selecting the comparative group. The operating environment for savings institutions varies from region to region with respect to business and economic environments, real estate market conditions, speculative takeover activity, and investment climates. Economic and investor climates can also vary greatly within a region, particularly due to takeover activity.

- Degree of marketability and liquidity - Marketability of a stock reflects the relative ease and promptness with which a security may be sold when desired, at a representative current price, without material concession in price merely because of the necessity of sale. Marketability also connotes the existence of buying interest as well as selling interest and is usually indicated by trading volumes and the spread between the bid and asked price for a security. Liquidity of the stock issue refers to the organized market exchange process whereby the security can be converted into cash. We attempted to limit our selection to companies that have access to a regular trading market. We eliminated from the comparative group companies with market prices that were materially influenced by publicly announced or widely rumored acquisitions. However, the expectation of continued industry consolidation is currently embedded in thrift stock valuations.

The balance sheet of Chesapeake is concentrated heavily in non-residential mortgage loans with an additional emphasis on multi-family and commercial real estate loans. The Bank's earnings are below the average thrift institution and the comparable group. In determining the Comparative Group composition, we focused on the Bank's loan portfolio composition, level of earnings, asset size and capital as well as its location within the state of Maryland. As with any composition of a group of comparable companies, the identification process was broadened sufficiently to assemble a meaningful number of candidates. Specifically, we initiated a search for companies by applying the selection criteria identified below. Companies that met a majority of the following parameters were considered for inclusion in the Comparative Group:

- Loan concentration – more than 20% of total loans are non-residential mortgage loans.
- Asset size – total assets ranging between $150 million and $500.
- Geographic location – additional consideration given to companies located in the state of Maryland.
- Capital level – regulatory capital ratios that would generally qualify for well-capitalized designation.
- Profitability – institutions that demonstrated profitability over the past twelve months.
- Asset quality – ratio of non-performing assets to total assets less than 4.00%.

Our search for comparable publicly held thrifts initially targeted well-capitalized, profitable thrifts with significant non-residential real estate lending activities or located in the state of Maryland. Several public thrifts exhibited all of these distinct operating and financial characteristics.

As a result of applying the aforementioned criteria and analyzing the screening results, the selection process has produced a reliable representation of publicly traded thrifts with operations comparable to those of Chesapeake. A general overview of the fifteen members selected for the Comparative Group is presented in Table 12. The asset sizes of the Comparative Group companies range from $179.1 million at High Country Bancorp, Inc. to $484.4 million at Carver Bancorp, Inc., with an overall average size of $327.9 million. While some differences inevitably exist between the Bank and the individual companies, we believe that the chosen Comparative Group on the whole provides a meaningful basis of comparison for valuation purposes.

Table 12
Comparative Group Operating Summary
As of the Latest Period Ended December 31, 2002

Company	City	State	No. of Offices	Conv. Date	Total Assets ($000)	Equity/ Assets (%)
Chesapeake Bank	Baltimore	MD	7	--	200,115	8.54
Comparative Group						
Carver Bancorp, Inc.	New York	NY	5	10/25/94	484,389	8.23
Northeast Bancorp	Auburn	ME	14	08/19/87	447,852	8.06
LSB Corporation	North Andover	MA	5	05/02/86	439,134	12.31
Timberland Bancorp, Inc.	Hoquiam	WA	13	01/13/98	433,910	17.53
Severn Bancorp, Inc.	Annapolis	MD	2	NA	435,212	9.32
American Bank	Silver Spring	MD	5	NA	179,825	8.34
Washington Savings Bank, FSB	Bowie	MD	5	08/30/98	334,524	10.24
Riverview Bancorp, Inc.	Vancouver	WA	12	10/01/97	422,140	12.73
Citizens First Financial Corp.	Bloomington	IL	5	05/01/96	352,169	9.08
FirstBank NW Corp.	Lewiston	ID	8	07/02/97	325,878	9.03
HCB Bancshares, Inc.	Camden	AR	5	05/07/97	254,329	11.19
First BancTrust Corporation	Paris	IL	2	04/19/01	202,725	13.47
River Valley Bancorp	Madison	IN	5	12/20/96	223,162	8.97
Broadway Financial Corp.	Los Angeles	CA	4	01/09/96	204,906	8.26
High Country Bancorp, Inc.	Salida	CO	4	12/10/97	179,061	9.41

Source: Chesapeake; SNL Securities

Recent Financial Comparisons

Table 13 summarizes certain key financial comparisons between Chesapeake and the comparative group. Tables 14 through 18 contain detailed financial comparisons of the Bank with the individual Comparative Group companies based on measures of profitability, income and expense components, yield-cost structure, capital levels, credit risk, balance sheet composition, and growth rates. Due to the availability of data from Chesapeake, comparative financial data for Chesapeake was as of or for the nine months ended December 31, 2002, and the Comparative Group companies was as of or for the last twelve months ("LTM") ended December 31, 2002.

Chesapeake's ROAA was 0.47% and ROAE was 5.46% as compared to the Comparative Group's average ROAA of 0.98% and average ROAE of 9.38%. In contrast to the Comparative Group, the Bank's profitability was suppressed by a lower level of non-interest income and gains on sale and higher loan loss provisions, which more than offset Chesapeake's slightly higher level of net interest income and lower general and administrative expenses.

Due to the Bank's high level of provisions for the nine months ended December 31, 2002, FFA performed an analysis on the Bank's earnings assuming a provision level in-line with the Comparable Group. Assuming a provision level of 19 basis points, the Bank's ROAA for the nine months ended December 31, 2002 would approximate 0.61% and the Banks' ROAE would approximate 7.12%.

The Bank's net interest income of 3.62% relative to average assets was positioned slightly above the Comparative Group's average of 3.61%. The Bank's level of net interest income is attributable to reliance on lower costing core deposits rather than borrowings to meet funding requirements.

The Bank's net interest margin was 3.83% over the observed period, in-line with the Comparative Group's average of 3.84% as noted on Table 14. The Bank's cost of funds at 3.16% was lower than the Comparative Group's average of 3.41%. The Bank's yield on interest-earning assets measured 6.75%, slightly below the Comparative Group's average of 6.96%.

The Bank's net interest-earning asset balance averaged 7.26% of total assets and was positioned below the Comparative Group's average of 8.42%. This disadvantage primarily reflected the Bank's lower capital level compared to the Comparative Group. The Bank's 8.60% ratio of equity to assets fell below the Comparative Group's average equity ratio of 10.41%.

The Bank's non-interest operating income, excluding gains on sale, totaled 0.32% in relation to average assets, lower than the Comparative Group's average of 0.64%.

The Comparative Group exhibited varying levels of loan loss provisions, with an overall average of 0.19% relative to average assets compared to the Bank's 0.43%. The Bank had non-performing assets equal to 2.75% of average assets in comparison to 0.84% for the Comparative Group average. Chesapeake's reserves to total loans, at 1.33% of total loans, was in line with the Comparative Group's average of 1.18%. In comparison, the Comparative Groups ratio of reserves to non-performing assets, at 168.09% was well above the Bank's at ratio of 48.66%, due to the Bank's having a higher level of non-performing assets while maintaining a comparable level of reserves in relation to the total loan portfolio.

The Bank's 2.82% ratio of operating expense to average assets was below to the Comparative Group average of 3.03%.

Table 13
Key Financial Comparisons
Chesapeake and the Comparative Group
As of the Twelve Months Ended December 31, 2002

	Chesapeake	Comp. Group Average
Profitability		
LTM Return on Average Assets	0.47 %	0.98 %
Core Return on Average Assets	0.42	0.93
LTM Return on Average Equity	5.46	9.38
Core Return on Average Equity	4.93	8.94
Income and Expense (% of avg. Assets)		
Total Interest Income	6.37	6.53
Total Interest Expense	2.76	2.92
Net Interest Income	3.62	3.61
Provision for Loan Losses	0.43	0.19
Other Operating Income	0.32	0.64
Net Gains & Nonrecurring Income	0.07	0.49
General & Administrative Expense	2.82	3.03
Real Estate Expense (Income)	0.00	(0.01)
Nonrecurring Expense	0.00	0.02
Yield-Cost Data		
Yield on Earning Assets	6.75	6.96
Cost of Funds	3.16	3.41
Net Interest Spread	3.59	3.55
Asset Utilization (% of avg. assets)		
Avg. Interest-earning Assets	94.48	93.93
Avg. Interest-bearing Liabilities	87.22	85.51
Net Interest-earning Assets	7.26	8.42

Table 13 (continued)

Key Financial Comparisons
Chesapeake and the Comparative Group
As of the Twelve Months Ended December 31, 2002

	Chesapeake	Comp. Group Average
Balance Sheet Composition (% of assets)		
Cash and Securities	13.60 %	24.31 %
Loans Receivable, net	81.88	71.70
Real Estate	0.00	0.13
Intangible Assets	0.00	0.03
Other Assets	4.52	3.74
Total Deposits	90.59	69.30
Borrowed Funds	0.00	19.03
Other Liabilities	0.81	1.14
Total Equity	8.60	10.41
Loan Portfolio (% of total loans)		
Residential Mortgage Loans	27.82	37.93
Other Real Estate Mortgage Loans	56.11	46.37
Non-mortgage Loans	16.07	15.70
Growth Rates		
Total Assets	2.80	8.04
Total Loans	4.81	6.22
Total Deposits	2.59	8.17
Credit Risk Ratios		
Nonperforming Loans / Total Loans	2.74	1.24
Nonperforming Assets / Total Assets	2.75	0.84
Reserves / Nonperforming Loans	48.66	168.09
Reserves / Total Loans	1.33	1.18

Total net loans at the Bank amounted to 81.88% of assets, above the Comparative Group's average concentration of 71.70%. The Bank's holdings of cash and investment securities were 13.60% of total assets, lower than the Comparative Group's average of 24.31%. The Bank's 56.11% proportion of non-residential mortgages to total loans was slightly higher than the Comparable Group's average of 46.37%, while the Bank's ratio of one-to-four family residential mortgage loans to loans, at 27.82%, and is slightly below the Comparable Group's average of 37.93%. The Bank level of non-mortgage loans, at 16.07% of total loans, was above the Comparable Group's average of 15.70% of loans. Depending on the type of non-mortgage loans, higher interest rates and increased credit risk are typical for those institutions making such loans.

The Bank's asset, loan and deposit growth rates, at 2.80%, 4.81% and 2.59% respectively, trailed the Comparative Group's averages of 8.04%, 6.22% and 8.17%. The Bank's recent loan growth has been internally generated with a high emphasis on selective origination of assets at attractive yields and with prudent credit risk considerations.

In summary, the Bank's earnings performance was slightly below that of the Comparative Group. The Comparative Group's higher capital base provided a substantial source of interest-free funds, not currently available to the Bank. In addition, the Comparative Group's non-interest income is higher than the Bank's and its asset quality is slightly stronger. The Bank had a higher net interest margin and a higher level of mortgage loans to total loans.

Table 14
General Financial Performance Ratios
As of or for the Latest Twelve Months Ended December 31, 2002

	Total Assets ($mil.)	Total Deposits ($mil.)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	Total NPAs/ Assets (%)	Net Interest Margin (%)	LTM ROAA (%)	LTM ROAE (%)	Core ROAA (%)	Core ROAE (%)
Chesapeake Bank	**202,822**	**183,732**	**8.60**	**8.60**	**2.75**	**3.83**	**0.47**	**5.46**	**0.42**	**4.93**
Comparative Group Average	**327,948**	**227,314**	**10.41**	**10.38**	**0.84**	**3.84**	**0.98**	**9.38**	**0.93**	**8.94**
American Bank	179,825	125,476	8.34	8.34	NA	3.63	0.62	7.12	0.76	8.74
Broadway Financial Corporation	204,906	156,148	8.26	8.26	0.07	4.36	0.77	9.32	0.77	9.32
Carver Bancorp, Inc.	484,389	334,666	8.23	8.18	0.24	4.25	0.91	10.97	0.91	10.97
Citizens First Financial Corp.	352,169	243,310	9.08	9.08	2.10	3.28	0.65	7.20	0.66	7.29
First BancTrust Corporation	202,725	147,335	13.47	13.47	NA	3.97	0.64	4.77	0.60	4.49
FirstBank NW Corp.	325,878	209,703	9.03	9.03	0.67	3.89	0.82	8.93	0.82	8.89
HCB Bancshares, Inc.	254,329	149,216	11.19	11.19	3.55	2.74	0.57	5.30	0.39	3.63
High Country Bancorp, Inc.	179,061	122,520	9.41	9.41	0.44	4.28	1.00	10.84	1.00	10.84
LSB Corporation	439,134	279,465	12.31	12.31	-	3.20	0.71	5.72	0.71	5.72
Northeast Bancorp	447,852	301,817	8.06	7.83	0.46	3.60	0.84	10.73	0.71	8.97
River Valley Bancorp	223,162	161,417	8.97	8.96	NA	3.70	1.27	13.67	1.15	12.36
Riverview Bancorp, Inc.	422,140	314,388	12.73	12.64	0.30	4.62	1.33	9.92	1.31	9.73
Severn Bancorp, Inc.	435,212	358,960	9.32	9.25	0.32	NA	NA	NA	NA	NA
Timberland Bancorp, Inc.	433,910	293,665	17.53	17.53	1.12	4.90	1.72	9.55	1.72	9.56
Washington Savings Bank, F.S.B. (The)	334,524	211,619	10.24	10.24	NA	3.40	1.81	17.31	1.54	14.71

Source: Chesapeake Bank; SNL Securities

Table 15
Income and Expense Analysis
For the Latest Twelve Months Ended December 31, 2002

	As a Percent of Average Assets									
	Interest Income	Interest Expense	Net Interest Income	Other Oper. Income	Gains & Non-rec. Income	Loan Loss Prov.	Gen. & Admin. Expense	Real Estate Expense	Non-rec. Expense	Pretax Core Earnings
Chesapeake Bank	**6.37**	**2.76**	**3.62**	**0.32**	**0.07**	**0.43**	**2.82**	**0.00**	**0.00**	**0.69**
Comparative Group Average	**6.53**	**2.92**	**3.61**	**0.64**	**0.49**	**0.19**	**3.03**	**(0.01)**	**0.02**	**1.03**
American Bank	6.21	3.16	3.05	0.19	1.63	0.17	3.36	0.00	0.31	(0.30)
Broadway Financial Corporation	6.64	2.43	4.21	0.53	0.00	(0.08)	3.60	(0.00)	0.00	1.22
Carver Bancorp, Inc.	6.04	2.05	4.00	0.41	0.00	0.05	3.13	(0.01)	0.00	1.22
Citizens First Financial Corp.	6.61	3.49	3.12	0.32	0.16	0.33	2.16	(0.06)	0.00	0.96
First BancTrust Corporation	6.28	2.69	3.59	1.18	0.34	0.35	3.30	-	-	NA
FirstBank NW Corp.	6.51	2.85	3.66	0.63	0.62	0.37	3.51	(0.01)	-	0.41
HCB Bancshares, Inc.	6.05	3.46	2.59	0.48	NA	0.18	2.58	-	-	0.31
High Country Bancorp, Inc.	7.17	3.14	4.03	0.63	0.46	0.17	3.32	0.00	0.00	1.17
LSB Corporation	5.72	2.63	3.09	0.25	0.12	0.00	2.31	(0.00)	0.00	1.03
Northeast Bancorp	6.78	3.41	3.37	0.72	0.37	0.25	2.88	0.00	0.00	0.96
River Valley Bancorp	6.46	2.87	3.58	0.76	0.71	0.28	2.68	0.00	0.00	1.39
Riverview Bancorp, Inc.	6.61	2.31	4.30	1.22	0.39	0.23	3.56	(0.01)	0.00	1.74
Severn Bancorp, Inc.	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Timberland Bancorp, Inc.	7.19	2.53	4.66	0.91	0.27	0.19	3.18	0.01	0.00	2.20
Washington Savings Bank, F.S.B. (The)	7.21	3.92	3.30	0.79	1.33	0.11	2.92	(0.10)	0.00	1.06

Source: Chesapeake Bank; SNL Securities

Table 16
Yield-Cost Structure and Growth Rates
For the Latest Twelve Months Ended December 31, 2002

	Avg. Earn. Assets/ Assets	Avg. Costing Funds/ Assets	Net Earn. Assets/ Assets	Yield on Earn. Assets	Cost of Funds	Net Interest Spread	Asset Growth Rate	Loan Growth Rate	Deposit Growth Rate
Chesapeake Bank	**94.48**	**87.22**	**7.26**	**6.75**	**3.16**	**3.59**	**2.80**	**4.81**	**2.59**
Comparative Group Average	**93.93**	**85.51**	**8.42**	**6.96**	**3.41**	**3.55**	**8.04**	**6.22**	**8.17**
American Bank	84.01	87.40	(3.39)	7.39	3.62	3.77	16.57	11.90	20.24
Broadway Financial Corporation	96.41	90.04	6.37	6.89	2.70	4.19	14.54	4.43	3.30
Carver Bancorp, Inc.	94.04	87.06	6.98	6.43	2.35	4.08	7.77	(5.70)	2.69
Citizens First Financial Corp.	95.17	90.60	4.57	6.95	3.85	3.10	4.92	(0.14)	2.76
First BancTrust Corporation	90.35	83.01	7.34	6.96	3.24	3.72	3.41	4.72	4.26
FirstBank NW Corp.	94.31	81.52	12.78	6.90	3.49	3.41	9.69	11.58	17.27
HCB Bancshares, Inc.	94.28	87.19	7.09	6.42	3.97	2.45	(10.53)	(18.38)	(9.70)
High Country Bancorp, Inc.	94.05	84.93	9.12	7.63	3.70	3.93	4.83	9.18	11.38
LSB Corporation	96.62	83.80	12.82	5.92	3.14	2.78	0.20	3.58	4.10
Northeast Bancorp	93.70	91.17	2.53	7.24	3.74	3.50	2.20	5.15	0.67
River Valley Bancorp	96.90	90.36	6.54	6.66	3.18	3.48	19.91	3.33	10.21
Riverview Bancorp, Inc.	93.17	76.06	17.12	7.10	3.04	4.06	6.59	10.28	19.11
Severn Bancorp, Inc.	NA	NA	NA	NA	NA	NA	NA	NA	NA
Timberland Bancorp, Inc.	95.13	76.40	18.73	7.56	3.31	4.25	14.07	1.25	21.97
Washington Savings Bank, F.S.B. (The)	96.86	87.57	9.28	7.45	4.47	2.98	18.40	45.83	6.17

Source: Chesapeake Bank; SNL Securities

Table 17
Balance Sheet Composition
As of the Latest Twelve Months Ended December 31, 2002

	As a Percent of Total Assets									
	Cash & Securities	Net Loans	Real Estate	Intang. Assets	Other Assets	Total Deposits	Borrowed Funds	Other Liabs.	Total Liabs.	Total Equity
Chesapeake Bank	**13.60**	**81.88**	**0.00**	**0.00**	**4.52**	**90.59**	**0.00**	**0.81**	**91.40**	**8.60**
Comparative Group Average	**24.31**	**71.70**	**0.13**	**0.03**	**3.74**	**69.30**	**19.03**	**1.14**	**89.47**	**10.41**
American Bank	NA	71.92	0.29	-	NA	69.78	18.39	3.49	91.66	8.34
Broadway Financial Corporation	26.16	70.21	-	-	3.64	76.20	14.02	1.52	91.74	8.26
Carver Bancorp, Inc.	37.15	59.47	-	0.05	3.33	69.09	20.71	1.98	91.77	8.23
Citizens First Financial Corp.	13.26	82.66	0.84	-	3.13	69.09	20.84	0.84	90.77	9.08
First BancTrust Corporation	42.87	52.18	-	-	4.48	72.68	13.07	0.78	86.53	13.47
FirstBank NW Corp.	14.88	79.82	0.02	-	5.02	64.35	25.03	1.59	90.97	9.03
HCB Bancshares, Inc.	53.77	42.69	0.23	-	3.31	58.67	29.36	0.79	88.81	11.19
High Country Bancorp, Inc.	12.00	83.12	-	-	4.89	68.42	21.45	0.72	90.59	9.41
LSB Corporation	43.07	54.42	0.00	-	2.37	63.64	23.13	0.92	87.69	12.31
Northeast Bancorp	8.36	87.17	0.12	0.25	4.10	67.39	22.40	0.55	90.34	8.06
River Valley Bancorp	21.66	74.03	-	0.01	4.04	72.33	17.92	0.78	91.03	8.97
Riverview Bancorp, Inc.	23.64	72.74	0.23	0.11	3.12	74.47	11.84	0.95	87.27	12.73
Severn Bancorp, Inc.	3.80	94.15	0.05	0.08	1.92	82.48	7.58	0.62	90.68	9.32
Timberland Bancorp, Inc.	22.32	71.55	0.16	-	5.75	67.68	14.22	0.57	82.47	17.53
Washington Savings Bank, F.S.B. (The)	17.34	79.35	0.01	-	3.31	63.26	25.53	0.98	89.76	10.24

Source: Chesapeake Bank; SNL Securities

Table 18
Regulatory Capital and Credit Risk Ratios
As of or for the Latest Twelve Months Ended December 31, 2002

	Tangible Capital Ratio	Tier 1 Capital Ratio	Risk-based Capital	NPLs/ Loans	Total NPAs/ Assets	Resrvs./ NPAs	Resrvs./ Loans	Resid. Mtgs./ Loans	Other Mtgs./ Loans	Nonmtg. Loans/ Loans
Chesapeake Bank	**8.60**	**8.60**	**10.75**	**2.74**	**2.75**	**48.66**	**1.33**	**27.82**	**56.11**	**16.07**
Comparative Group Average	**10.38**	**14.87**	**16.15**	**1.24**	**0.84**	**168.09**	**1.18**	**37.93**	**46.37**	**15.70**
American Bank	8.34	NA	NA	NA	NA	NA	0.92	31.32	45.48	23.20
Broadway Financial Corporation	8.26	11.96	NA	0.10	0.07	NM	1.01	21.55	77.19	1.26
Carver Bancorp, Inc.	8.18	12.72	13.98	0.40	0.24	355.07	1.41	32.03	67.20	0.77
Citizens First Financial Corp.	9.08	12.39	13.45	1.91	2.10	35.40	0.91	44.37	44.19	11.44
First BancTrust Corporation	13.47	NA	NA	NA	NA	NA	1.83	38.06	21.10	40.84
FirstBank NW Corp.	9.03	11.83	13.08	0.84	0.67	145.46	1.25	35.87	38.59	25.54
HCB Bancshares, Inc.	11.19	19.15	20.40	7.81	3.55	18.80	1.59	32.58	45.76	21.66
High Country Bancorp, Inc.	9.41	12.93	13.38	0.49	0.44	202.40	1.08	41.12	37.04	21.84
LSB Corporation	12.31	16.49	17.74	-	-	NM	1.73	34.79	53.44	11.77
Northeast Bancorp	7.83	11.42	12.11	0.39	0.46	184.33	0.97	41.41	24.16	34.43
River Valley Bancorp	8.96	NA	NA	NA	NA	NA	1.22	42.97	32.67	24.36
Riverview Bancorp, Inc.	12.64	16.15	17.02	0.11	0.30	219.05	0.91	32.97	55.10	11.93
Severn Bancorp, Inc.	9.25	NA	NA	0.29	0.32	274.62	0.94	41.03	57.89	1.08
Timberland Bancorp, Inc.	17.53	24.75	25.99	1.34	1.12	77.70	1.21	38.90	56.73	4.37
Washington Savings Bank, F.S.B. (The)	10.24	13.73	14.36	NA	NA	NA	0.71	60.00	38.95	1.05

Source: Chesapeake Bank; SNL Securities

III. MARKET VALUE ADJUSTMENTS

This concluding chapter of the appraisal identifies certain adjustments to Chesapeake's estimated pro forma market value relative to the Comparative Group selected in Chapter II. Adjustments are also necessary to reflect the equity market's likely reception of a new thrift stock offering under current conditions. The adjustments discussed in this chapter are made from the viewpoints of potential investors, which include depositors holding subscription rights exercisable in the Subscription Offering and unrelated parties who may purchase stock in the Community Offering. It is assumed that these potential investors are aware of all relevant and necessary facts as they would pertain to the value of the Bank relative to other publicly held financial institutions and relative to alternative investments.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and thrift institutions in general. Changes in the Bank's operating performance along with changes in the local and national economy, the stock market, interest rates, the regulatory environment, and other external factors may occur from time to time, often with great unpredictability, which could impact materially the value of the Bank or thrift stocks in general. Therefore, the valuation range provided herein is subject to a more current re-evaluation prior to the actual completion of the Stock Offering.

In addition to the comparative operating fundamentals discussed in Chapter II, it is important to address additional market value adjustments based on certain financial and other criteria, which include, among other factors:

(1) Earnings Prospects
(2) Market Area
(3) Management
(4) Dividend Policy

(5) Liquidity of the Issue
(6) Subscription Interest
(7) Stock Market Conditions
(8) New Issue Discount

Earnings Prospects

Earnings prospects are dependent upon the sensitivity of asset yields and liability costs to changes in market interest rates, the credit quality of assets, the stability of non-interest components of income and expense, and the ability to leverage the balance sheet. Each of the foregoing is an important factor to investors in assessing earnings prospects. The Bank's earnings structure is predicated on the ability to manage the growth resulting from the increased capital at profitable spreads over its cost of funds and operating expenses while maintaining strong credit quality. Over the past few years, the Bank has operated less like a traditional thrift, generating a significant percentage of commercial mortgage and construction mortgage loans, in additional to more traditional residential mortgage loans.

The Bank's profitability has been positively impacted over the past few years by an above-average net interest margin and low general & administrative expenses, while earnings have been restrained due to low levels of non-interest income and recently to a higher level of provisions for loan losses. In contrast to its peers, the Bank's net interest margin is helped by a low cost of funds and the ability to rely on core deposits to fund lending needs and not needing to use higher cost borrowed funds. The Bank's post-Conversion capital level will be additionally fortified to help the Bank manage these business risks.

Competition for the Bank comes from commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Bank and may offer services that the Bank does not currently offer. The Bank's profitability will be dependent upon the continued ability of the Bank to compete in the local market.

Although economic conditions in the Bank's market area are anticipated to remain stable, an unexpected business downturn or dramatic interest rate increases could suppress the Bank's ability to expand its lending initiatives, disrupt asset quality, and strain earnings. Given the Bank's size, these are significant risk factors to Chesapeake's capacity to generate sustainable and predictable levels of profits. While the Conversion will provide the Bank with additional capital, that capital must be marginally deployed to produce earnings improvements above and beyond the additional costs associated with being a publicly traded stock company. While the Bank has been continually profitable, the level of earnings has been slightly below their peers. Also, given recent increases in non-performing assets and provisions for loan losses, investors will be trying to evaluate if the problem loans will increase. Therefore, we believe a slight downward adjustment is necessary to reflect this factor.

Market Area

While focusing on institutions with similar operating characteristics, we also included four companies headquartered in the mid-Atlantic region, including three based in the state of Maryland. All of the Comparative Group companies have a significant base of mortgage lending, including a significant percentage on non-residential mortgage loans.

The Bank's primary market area is the Baltimore Metropolitan area, consisting of Baltimore City and the five surrounding counties of Anne Arundel, Baltimore, Carroll, Harford and Howard. The Bank's primary market area the Baltimore Metropolitan Area consisting of

Baltimore, Harford, Carroll, Anne Arundel and Howard Counties and Baltimore City. The Bank's secondary market area includes the mid-Atlantic region, with an emphasis on the Maryland counties surrounding its primary market area, including Carroll, Frederick, Montgomery and Prince George's counties. The primary market area is situated in a major metropolitan area and is characterized by an economy that is a mix of service, manufacturing, wholesale/retail trade and federal and local government. The manufacturing segment is dominated by high-tech and the defense industry. The primary source of job growth within the market area has been in the services sector. Despite growth in the Banks's market area, which has been slightly below the national average, the relative proximity to Washington D.C. and the federal government, provides a stable base of employment and growth. Therefore, we believe no adjustment is warranted related to market area.

Management

Management's principal challenge is to generate profitable results, monitor credit risks, and control operating costs while the Bank competes in an increasingly competitive financial services environment. The Bank's senior management team and board of directors have a long history of service with both the Bank and in the financial services industry. All board members have been in place since at least 1995. With exception to the Bank's president and chief executive officer, the members of the board of directors are all past the age of 65. We believe that the Bank has sufficient managerial resources in place to implement the Bank's operating goals and objectives.

Dividend Policy

The Company has not determined, when, or if, it intends to pay a dividend on the common stock after the Conversion is completed. Dividends will be subject to determination and declaration by the Board of Directors in its discretion, which will take into account the Company's consolidated financial condition and operating results, tax considerations, industry standards, economic conditions, capital levels, regulatory restrictions on dividend payment by the Bank to the Company, general business practices, and other factors. Of the fifteen companies in the Comparative Group, all currently pay regular dividends. Furthermore, payment of cash dividends has become commonplace among publicly owned thrifts with relatively high capital levels. While the Bank does not currently plan on paying a dividend, but taking into account current earnings and post-conversion capital position, we believe the Bank has the capacity to pay dividends comparable to those of the Comparative Group. Accordingly, we do not believe an additional adjustment is warranted for this factor.

Liquidity of the Issue

Following the completion of the Stock Offering, the Company intends to have its stock issue quoted on the Over-the-Counter Electronic Bulletin Board and will not list its stock on any exchange or the NASDAQ Stock Market. Eleven of the fifteen Comparative Group companies are traded on the Nasdaq National Market, while one is traded on the Bulletin Board and three institutions are traded on the American Stock Exchange ("AMEX"). There is no assurance that an active and liquid trading market for the Bank's stock will develop or be maintained. The relatively modest market capitalization of the aggregate public stock to be floated increases the consideration of a potentially illiquid stock issue, especially for block trades. Countering these factors is the fact that the Bank is located in a major urban center and in a market that is desirable to new market entrants. Therefore, given these overall factors, we believe do not believe any adjustment is necessary regarding the liquidity of the new stock issuance.

Subscription Interest

In recent years, initial public offerings of thrift stocks have generally attracted a great deal of investor interest and this speculative interest has continued through 2002. Contributing to this demand is the growing scarcity factor of mutual candidates for thrift stock conversions and the favorable after-market performance experienced by many of these issues. Thrift conversion activity continued at a modest pace in 2002 on the heels of attractive after-market performances and amplified price appreciation in the financials sector overall

Notwithstanding the demand for thrift stocks in initial offerings, a strong subscription does not always pre-determine that the valuation range should be increased or the offering should be priced in the upper end of the valuation range. Many conversion investors do not routinely purchase in the after-market, particularly at higher stock prices or involving stock issues with limited liquidity. As such, absent actual results of the Bank's Subscription Offering (as well as market conditions at the time), we do not believe any adjustment is warranted at this time.

Stock Market Conditions

Table 19 graphically displays the performance of the SNL Thrift Index of all publicly traded thrifts, the SNL Small Thrift Index (all public thrifts less than $250 million in assets) and the SNL mid-Atlantic Thrift Index compared to the Standard & Poor's 500-Stock Index ("S&P 500") over the past three years. All of the SNL Thrift Indices substantially outperformed the broader index, with SNL Thrift Index advancing by 91.2%, the SNL Small

Thrift Index advancing 70.4% and the SNL mid-Atlantic Thrift Index improving 99.7% during the period from December 31, 1999 to March 4, 2003, as compared to the S&P 500 declining by 44.1%.

The positive trend in thrift stocks has been in contrast to the dampened performance of the overall equity market. The series of interest rate reductions implemented by the Federal Reserve in 2001 and 2002 helped to sustain the rally in thrift stocks. The overall stock market has not been able to stabilize or improve its performance over the past few years and the signs of a recovery are mixed.

Lower short-terms interest rates and a steeper yield curve have continued to benefit thrift profitability through 2002. In addition, the more conservative operating profiles of most thrifts found favor among financial stock investors increasingly nervous about tensions in the Middle East, bank credit exposure to foreign countries, Enron and Worldcom, credit cards, subprime lending, and other problem areas confronting the economy. Also, consolidation in the form of mergers and acquisitions continued to spur thrift stock values. The small-cap thrift issues continued to advance at a moderate but steady pace, as the improvement in net interest margins among the smaller thrifts materialized more slowly due to their distinct balance sheet composition. While continued momentum has been somewhat curbed in the thrift equity markets due to the spillover effects of concerns about the financials sector in general, overall economic and business fundamentals remain favorable for thrift industry earnings performance. Currently the main focus of apprehension centers around the mounting opinion as to a possible war with Iraq and higher oil prices, which could lead to a rise in interest rates.

Table 19

Comparative Stock Index Performance

December 31, 1999 to March 4, 2003

(Index Value 100 = 12/31/99)


225
200
175
150
125
100
75
50
25
0
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
All Public Thrifts
Small Public Thrifts
S&P 500 Stock Index
Mid-Atlantic Thrifts

Recent Acquisition Activity

Acquisition speculation is one factor impacting the prices of thrifts. Table 20 summarizes recent acquisition activity involving thrifts and banks based in Maryland. Overall acquisition premiums for Maryland financial institutions have been similar to the ratios reported nationwide. Since January 2001, there were nine acquisitions involving Maryland based banks and thrifts. Consistent with nationwide trends, acquisition values for Maryland banks and thrifts has remained relatively flat over the past few years.

The Bank's market comprises a large number of middle-tier banks and thrifts. Larger institutions, such as BB&T Corporation have continued to grow aggressively statewide. In addition, newcomers such as M&T Bank Corp, have staked out selected market territories. Because of the relatively large number of independent, small stockholder-owned institutions, consolidation activity is expected to continue in the Bank's market area. We believe that while acquisition premiums are a factor to consider in determining the Bank's estimated pro forma market value, such speculative behavior is reflected to some degree in the general trading valuation levels of thrift stocks. We do not believe any adjustment is warranted at this time.

New Issue Discount

A "new issue" discount that reflects investor concerns and investment risks inherent in all initial stock offerings is a factor to be considered in valuations of initial thrift stock offerings. The magnitude of the new issue discount typically expands during periods of declining thrift stock prices as investors require larger inducements, and narrows during strong market conditions.

The thrift conversion market continues to respond to the after-market performance of recent offerings. Table 21 presents a summary of publicly traded thrifts that have completed standard full conversions since January 1, 2001. The recent after-market performance of thrift conversions has been favorable, with market forces moving up prices from initial offering prices. As shown in the table, pro forma valuations at the time of conversion have also advanced as the thrift stock market has demonstrated its ability to sustain trading prices at higher valuation ratios.

Two standard conversions have been completed thus far in 2003 while six conversions were completed during 2002. The average price to pro forma book value for the two deals in 2003 was 69.7%. While one of the conversions had a non-meaningful price to pro forma earnings ratio of 94.4X, the other conversions priced at a price to pro forma earnings ratio of 17.5X. For the six conversions in 2002, the average price to pro forma book value was 69.2% and the average price to pro forma earnings was 21.0X. The price to pro forma book value has shown a general increase for conversions closing in 2002 and into 2003. The stock prices of the six converting institutions in 2002 have appreciated on average 42.9% since the conversion and the two conversions completed in 2003 have appreciated on average 39.3% since the conversion.

In the after-market, full conversions had been trading upward to approximately 90% of book value, but find resistance at this level until a discernible trend in earnings improvement is evident. To price a new offering at 90% of pro forma book value, because of the mathematics of the calculation, would require abnormal increases in valuations and produce very marginal returns on equity. This would likely produce price declines in the after-market. Accordingly, thrift conversions continue to be priced at discounts to publicly traded companies. This is due to the relatively high pro forma equity ratios, expected low returns on equity, and the uncertainty regarding the ability of an institution to leverage the balance sheet in the currently low interest rate environment.

Investors are aware that at initial pro forma price-to-book ratios approaching the current trading range of a majority of public thrifts, price-to-earnings ratios of converting thrifts would be excessive, returns on equity very low, and capital levels dramatically high. Based upon the price/book ratio measure, standard thrift conversions are being discounted by 30% to 40% relative to the overall thrift trading market.

Adjustments Conclusion

Individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. Currently, conversions are generally priced at substantial discounts to peer institutions relative to price/book ratios, but at lesser discounts to the comparable institutions' price/earnings ratios. It is the role of the appraiser to balance the relative dynamics of price/book and price/earnings discounts and premiums. We believe that relative to the Comparative Group, the Bank's pro forma valuation measures should be discounted on the basis of the new issue discount and for the Bank's recent earnings performance.

Valuation Approach

Table 22 displays the market price and valuation data of the Comparative Group, all publicly traded thrifts headquartered in the state of Maryland and all publicly traded thrifts as of March 4, 2003. Table 22 also includes the Bank's pro forma valuation ratios. Exhibit IV displays the pro forma conversion assumptions and calculations utilized in analyzing the Bank's valuation ratios.

Table 20

Comparative Deal Analysis
Acqusititons in the State of Maryland

Buyer	St	Industry	Seller	St	Total Assets ($000)	Equity/ Assets (%)	YTD ROAA (%)	YTD ROAE (%)	NPAs/ Assets (%)	Announce Date	Status	Deal Value ($M)	Price/ Book (%)	Price/ Tang. Book (%)	Price/ LTM EPS (x)(2)	Prem./ Core Deposits (%)
Average					**2,057,635**	**9.77**	**0.48**	**5.38**	**0.52**			**502.33**	**164.62**	**203.32**	**33.86**	17.34
Average 2002 Deals					**3,012,654**	**8.56**	**0.48**	**6.15**	**0.61**			**741.40**	**141.21**	**197.91**	**28.96**	13.02
Average 2001 Deals					**147,598**	**12.21**	**0.47**	**3.84**	**0.37**			**24.20**	**211.44**	**211.44**	**41.23**	23.82
BB&T Corp.	NC	Bank	Equitable Bank	Thrift	476,808	6.25	0.78	13.02	-	09/27/2002	Pend.	52.6	159.59	159.59	14.89	8.81
M&T Bank Corp.	NY	Bank	Allfirst Financial Inc.	Bank	17,310,919	10.06	0.71	7.21	0.78	09/26/2002	Pend.	2,880.0	165.32	302.36	NM	21.42
Senator Savings Bank, FSB	MD	Thrift	Ashburton FS&LA	Thrift	9,473	6.46	0.08	1.31	0.20	08/16/2002	Pend.	NA	NA	NA	NA	NA
Bradford Bank	MD	Thrift	Wyman Park Bancorp.	Thrift	69,943	12.99	0.64	4.97	0.25	07/09/2002	Pend.	13.5	131.79	131.79	27.45	8.82
First Liberty Bancorp, Inc.	DC	Bank	Enterprise Bancorp	Thrift	44,886	5.25	0.42	7.92	1.84	06/28/2002	Pend.	NA	NM	NM	NM	NM
BCSB Bankcorp Inc. (MHC)	MD	Thrift	WHG Bancshares Corp.	Thrift	163,892	10.33	0.25	2.44	NA	02/27/2002	Comp.	19.5	108.12	NA	44.53	NA
Madison & Bradford FS&LA	MD	Thrift	Bohemian American FS&LA	Thrift	42,359	13.66	0.23	1.65	-	12/21/2001	Comp.	NA	NA	NA	NA	NA
American Home Mortgage Hldgs.	NY	Specialty Lender	Valley Bancorp Inc.	Thrift	46,010	8.79	0.34	3.77	0.33	08/27/2001	Pend.	5.4	133.81	133.81	34.69	4.41
Northwest Bancorp Inc. (MHC)	PA	Thrift	Leeds Federal Bankshares (MHC)	Thrift	354,424	14.17	0.85	6.09	0.77	08/16/2001	Pend.	43.0	289.07	289.07	47.76	43.23

Table 21
Summary of Recent Standard Full Thrift Conversions

						Pro Forma Ratios				Price Performance		
Company	Exchange	State	IPO Date	Total Assets ($mil.)	Gross Proceeds ($mil.)	Price/ Book (%)	Price/ TanBk (%)	Price/ EPS (X)	Price/ Assets (%)	IPO Price ($)	3/4/03 Price ($)	Price Change (%)
Conversion Average: 2003	**NA**	**NA**	**NA**	**1,572**	**303.0**	**69.7**	**70.7**	**55.9**	**13.8**	**NA**	**NA**	**39.3**
Conversion Average: 2002	**NA**	**NA**	**NA**	**379**	**56.2**	**69.2**	**69.2**	**21.0**	**12.9**	**NA**	**NA**	**42.9**
Conversion Average: 2001	**NA**	**NA**	**NA**	**180**	**20.5**	**57.9**	**58.1**	**15.1**	**9.1**	**NA**	**NA**	**71.2**
Provident Financial Services, Inc.	NYSE	NJ	01/16/03	3,066	596.2	72.1	74.2	17.5	16.3	10.00	15.24	52.4
CCSB Financial Corp.	OTC BB	MO	01/09/03	78	9.8	67.2	67.2	94.2	11.2	10.00	12.61	26.1
Atlantic Liberty Financial Corp	NASDAQ	NY	10/23/02	124	17.1	74.1	74.1	14.6	12.1	10.00	15.60	56.0
TierOne Corporation	NASDAQ	NE	10/02/02	1,544	220.8	70.0	70.0	12.7	12.5	10.00	15.69	56.9
Monarch Community Bancorp, Inc.	NASDAQ	MI	08/30/02	173	23.1	66.2	66.2	41.5	11.8	10.00	12.06	20.6
First PacTrust Bancorp, Inc.	NASDAQ	CA	08/23/02	349	63.5	76.3	76.3	28.2	15.4	12.00	15.77	31.4
Reserve Bancorp, Inc.	OTC BB	PA	04/08/02	45	7.6	66.3	66.3	17.3	14.4	10.00	15.50	55.0
Heritage Bancshares	OTC BB	TX	02/26/02	40	4.9	62.5	62.5	11.6	10.9	10.00	13.75	37.5
Allied First Bancorp Inc.	OTC BB	IL	12/31/01	82	6.1	64.0	64.0	7.5	6.9	10.00	12.25	22.5
Clover Leaf Financial Corp.	OTC BB	IL	12/28/01	88	6.6	56.8	NA	29.6	7.0	10.00	16.20	62.0
PFS Bancorp Inc.	NASDAQ	IN	10/12/01	113	15.2	57.5	57.5	16.2	11.8	10.00	15.65	56.5
Globe Bancorp Inc.	OTC BB	LA	07/10/01	25	3.0	54.1	54.1	26.6	10.9	10.00	15.79	57.9
BancAffiliated Inc.	OTC BB	TX	06/01/01	28	2.6	59.9	59.9	11.3	8.6	10.00	15.10	51.0
Chesterfield Financial Corp.	NASDAQ	IL	05/02/01	305	43.0	59.9	60.5	11.0	12.4	10.00	20.18	101.8
First BancTrust Corp.	NASDAQ	IL	04/19/01	170	15.2	59.4	59.4	10.4	8.2	10.00	17.53	75.3
BUCS Financial Corp	OTC BB	MD	03/15/01	70	4.1	45.3	45.3	13.4	5.4	10.00	22.00	120.0
Citizens First Bancorp Inc.	NASDAQ	MI	03/07/01	742	88.2	64.2	64.2	9.6	10.6	10.00	19.40	94.0

Source: SNL Securities.

Investors continue to make decisions to purchase thrift conversion stocks and more seasoned thrift issues based primarily upon consideration of price/earnings ratio comparisons and price/book valuations. We also note that price/book ratios can only remain form if no large operating problems surface for a thrift. As evidenced by the trading valuation ratios of such Comparative Group members with average earnings results, the price/earnings ratio functions as a reliable valuation benchmark for companies with differing capital levels. For the nine months ended December 31, 2002, the Bank produced net income of $697,000.

Utilizing a discount of approximately 45% to the corresponding Comparative Group average price/book ratio, the Bank's resulting pro forma price/book ratio at the midpoint is 61.9% for December 31, 2003, reflecting a conversion value of $22.5 million. The resulting maximum price/book ratio of 65.9% and an adjusted maximum of 69.8% produce conversion values of $25.875 million and $29.756 million, respectively. These values compare with an average price/book ratio of 113.0% for the Comparative Group. However this disparity is somewhat distorted by the differing levels of capital.

Subsequent to the conversion, the Bank's equity to assets ratio would measure 17.49% at the maximum valuation and 18.70% at the adjusted maximum. Among the Comparative Group companies, none of the institutions exhibited a higher equity ratio. The Bank's price/assets ratios of 11.52% at the maximum and 13.05% at the adjusted maximum valuation were in-line with the Comparative Group's average price/assets ratio of 11.64%.

At the adjusted maximum valuation level, where most thrift offerings are being closed in the current market environment, the Bank's price/earnings ratio is positioned approximately 95% above the Comparative Group's average price/earnings ratio of 12.8x for the trailing twelve months ended December 31, 2002. Based upon earnings for the quarter ended December 31,

2002, the Bank's price/earnings ratio at the adjusted maximum is 21.3x, a 33% premium to the Comparative Group. We believe that this is an appropriate pricing ratio given the level of earnings performance evidenced by the Bank and the Comparative Group on the whole.

Valuation Conclusion

It is our opinion that, as of March 4, 2003, the aggregate estimated pro forma market value of the Bank was within the valuation range of $19,125,000 to $25,875,000 with a midpoint of $22,500,000. The valuation range was based upon a 15 percent decrease from the midpoint to determine the minimum and a 15 percent increase to establish the maximum. Assuming an additional 15 percent increase above the maximum value results in an adjusted maximum of $29,756,250. Exhibit IV displays the conversion calculations and assumptions utilized in determining the Bank's estimated pro forma market value after the conversion.

Table 22

Comparative Market Valuation Analysis

Chesapeake Bank of Maryland and the Comparative Group
Market Price Data as of March 4, 2003

Company	Current Stock Price ($)	Total Market Value ($mil.)	Price/ LTM EPS(1) (X)	Price/ QTR EPS(1) (X)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Total Equity/ Assets (%)	Current Dividend Yield (%)
Chesapeake Bank									
Pro Forma Minimum	--	**19.13**	**17.2**	**14.3**	**57.1**	**57.1**	**8.74**	**15.29**	**0.00**
Pro Forma Midpoint	--	**22.50**	**19.6**	**16.7**	**61.9**	**61.9**	**10.15**	**16.40**	**0.00**
Pro Forma Maximum	--	**25.88**	**22.2**	**18.9**	**65.9**	**65.9**	**11.52**	**17.49**	**0.00**
Pro Forma Adj. Maximum	--	**29.76**	**25.0**	**21.3**	**69.8**	**69.8**	**13.05**	**18.70**	**0.00**
Comparative Group Average	--	**39.41**	**12.8**	**16.0**	**113.0**	**113.4**	**11.64**	**10.41**	**2.28**
Maryland Thrift Average	--	**35.41**	**11.7**	**12.4**	**122.8**	**124.1**	**11.61**	**9.47**	**1.67**
All Public Thrift Average	--	**363.07**	**13.9**	**13.2**	**123.0**	**132.0**	**12.25**	**10.35**	**2.21**
Comparative Group									
American Bank	6.62	13.80	13.8	16.6	92.1	92.1	7.67	8.34	3.63
Broadway Financial Corporation	11.00	19.97	14.3	15.3	129.9	129.9	9.75	8.26	1.36
Carver Bancorp, Inc.	12.38	28.43	7.6	8.1	76.1	76.6	5.87	8.23	1.62
Citizens First Financial Corp.	21.98	31.99	18.2	61.1	101.5	101.5	9.18	9.08	1.82
First BancTrust Corporation	17.53	23.95	17.5	10.4	87.7	87.7	11.81	13.47	1.14
FirstBank NW Corp.	23.70	32.73	12.3	10.8	104.3	104.3	10.04	9.03	2.53
HCB Bancshares, Inc.	16.90	25.27	16.4	32.5	85.3	85.3	9.54	11.19	2.13
High Country Bancorp, Inc.	24.63	22.13	12.5	10.4	131.4	131.4	12.36	9.41	2.03
LSB Corporation	12.69	53.97	18.4	18.7	99.8	99.8	12.29	12.31	3.78
Northeast Bancorp	15.00	39.69	10.9	11.0	110.0	113.6	8.86	8.06	2.13
River Valley Bancorp	28.59	23.17	9.0	9.5	115.8	115.9	10.38	8.97	3.50
Riverview Bancorp, Inc.	17.03	73.81	14.1	10.6	137.3	138.5	17.48	12.73	2.94
Severn Bancorp, Inc.	19.17	78.89	9.1	7.7	195.4	197.0	18.13	9.32	1.25
Timberland Bancorp, Inc.	19.00	82.48	10.8	10.3	108.5	108.5	19.01	17.53	2.53
Washington Savings Bank, F.S.B. (The)	8.90	40.92	7.6	6.2	119.5	119.5	12.23	10.24	1.80

(1) Price/earnings ratios greater than 30.0 are excluded from averages.

Exhibit I-1

Background of Feldman Financial Advisors, Inc.

Feldman Financial Advisors, Inc. provides consulting and valuation services to a wide variety of firms engaged in the financial services sector and other industries. Our areas of expertise include mergers and acquisitions, corporate valuations on behalf of companies, shareholders, and regulatory agencies, development of business plans and financial projections, and litigation support analysis. Summary biographies for our senior professional staff are presented below.

Trent Feldman - President. Trent is a nationally recognized expert in providing strategic advice to and valuing service companies, and advising on mergers and acquisitions. Trent was with Kaplan Associates for 14 years and was one of three founding principals at that firm. Trent also has worked at the Federal Home Loan Bank Board and with the California legislature. Trent holds Bachelors and Masters degrees from the University of California at Los Angeles. Trent has been qualified as a valuation expert in court proceedings.

Peter Williams - Principal. Peter specializes in merger and acquisition analysis, stock and other corporate valuations, strategic business plans and retail delivery analysis. Peter was with Kaplan Associates for 13 years. Peter also served as a Corporate Planning and Development Analyst with the Wilmington Trust Bank in Delaware. Peter holds a BA in Economics from Yale University and an MBA in Finance and Investments from George Washington University.

Michael Green - Principal. Mike is an expert in mergers and acquisition analysis, financial institution and corporate valuations, and strategic and business plans. During Mike's 10 years at Kaplan Associates, his experience also included business restructurings, litigation support, mark-to-market analysis, and goodwill valuations. Mike holds a BA in Finance and Economics from Rutgers College.

Gerard Feil - Director. Jerry has performed valuations for banks, insurance companies, specialty lenders, and other service companies. Jerry was a Director in the Global Financial Strategies Practice of KPMG LLP (New York City) prior to joining Feldman Financial Advisors. He joined KPMG following 15 years as an investment banker at First Boston, Alex Sheshunoff & Co. Investment Banking, and Kaplan Associates. Jerry has performed business valuations of common and preferred stock, debt interest, partnership interests, options and warrants, intangibles, and securities and loan portfolios. Jerry holds a BA in Mathematics from St. John's University and MBA and JD degrees from Cornell University.

Greg Izydorczyk - Senior Vice President. Greg specializes in merger and acquisition analysis and corporate valuations and also has experience in mark-to-market analysis and business plans. Greg was with Kaplan Associates for three years. Greg also has four years experience as a Senior Auditor for First Virginia and Integra Financial. Greg worked as a Financial Analyst with Airbus Industrie of N.A. for two years performing analysis on the airline industry and airline capital markets (debt and leasing). Greg holds a BS in Finance from Pennsylvania State University and an MBA in Finance from the Katz Graduate School, University of Pittsburgh.

Exhibit II-1

Statement of Financial Condition

As of March 31, 2001 and 2002 and December 31, 2002

	December 31, 2002	March 31, 2002	March 31, 2001
ASSETS			
Cash and equivalents	$ 25,337,098	$26,922,946	$7,673,772
Investment securities	520,174	1,319,834	4,361,227
Mortgage-backed and related securities	1,722629	2,366,460	3,517,179
Loans held for sale	520,700	0	0
Loans receivable, net	165,545,411	160,288,808	154,997,767
Accrued interest receivable	748,420	884,970	1,024,415
FHLB stock	807,000	807,000	807,000
Ground rents	302,118	307,989	318,717
Premises and equipment	2,200,470	1,935,360	1,694,908
Other assets	5,117,853	3,820,213	3,230,838
TOTAL ASSETS	$202,821,873	$198,653,580	$177,625,823
LIABILITIES			
Deposits	$183,732,200	$180,237,391	$157,306,906
Advances from FHLB of Atlanta	0	0	3,000,000
Escrow accounts	170,883	546,450	609,263
Other liabilities	1,471,341	1,124,019	812,039
TOTAL LIABILITIES	185,374,424	181,907,860	161,728,208
RETAINED EARNINGS			
Retained earnings	17,274,621	15,577,736	15,702,312
Accumulated other comprehensive income	172,828	167,984	195,303
Total equity	17,447,449	16,745,720	15,897,615
TOTAL LIABILITIES AND RETAINED EARNINGS	$202,821,873	$198,653,580	$177,625,823

Exhibit II-2

Statement of Income

For the Years Ended March 31, 2001 and 2002
And the Nine Months Ended December 31, 2001 and 2002
(Dollars in Thousands)

	Nine Months Ended December 31,		Year Ended March 31,	
	2002	2001	2002	2001
Total interest income	9,515	10,176	$13,303	$13,029
Total interest expense	4,117	5,591	7,133	7,067
Net interest income	5,398	4,585	6,169	5,963
Provision for loan losses	636	(51)	68	619
Net int. income after prov.	4,763	4,636	6,101	5,343
Service charges and fees.	253	225	288	170
Gain on sale of loans	104	121	128	23
Other income	230	285	497	773
Total non-interest income	587	631	912	966
Compensation and benefits	2,356	2,768	3,522	2,721
Occupancy and equipment	232	220	547	455
Data processing	321	236	318	350
Deposit insurance premiums	23	34	42	68
Other expense	1,284	1,099	1,240	1,064
Total non-interest expense	4,216	4,377	5,669	4,658
Income before taxes	1,133	890	1,345	1,652
Income tax provision	437	290	469	651
Net income	$697	$600	$875	$1,001

Exhibit II-3

Loan Portfolio Composition

As of March 31, 2001 and 2002 and December 31, 2002
(Dollars in Thousands)

	At December 31,		At March 31,			
	2002		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:						
One- to four-family	$56,690	27.82%	$56,753	30.27%	$64,098	34.06%
Commercial	42,914	21.06	37,192	19.84	39,417	20.95
Construction	71,413	35.05	68,373	36.47	66,877	35.54
Total real estate loans	171,017	83.93	162,318	86.57	170,392	90.55
Other loans:						
Commercial business	5,833	2.86	4,332	2.31	4,301	2.29
Lease financing	6,306	3.09	5,971	3.18	4,088	2.17
Home equity	10,555	5.18	8,282	4.42	6,170	3.28
Other	10,056	4.94	6,587	3.51	3,223	1.71
Total loans	203,767	100.00	187,490	100.00	188,174	100.00
Less:						
Undisbursed loans in process	34,444		24,479		30,521	
Deferred fees and discounts	539		669		754	
Allowance for loan losses	2,718		2,053		1,901	
Loans receivable, net	$166,066		$160,375		$154,998	

Exhibit II-4

Investment Securities Portfolio

As of March 2001 and 2002
and December 31, 2002
(Dollars in Thousands)

	At December 31,		At March 31,			
	2002		2002		2001	
	Carrying Value	Percent of Portfolio	Carrying Value	Percent of Portfolio	Carrying Value	Percent of Portfolio
Investment Securities						
Held for sale						
Equity securities	$ 520	2.11%	$ 513	2.01%	$ 554	7.39%
Total held for sale	520	2.14	513	2.01	554	7.39
Held for investment						
U.S. Government securities	0		0		3,000	40.03
Total held for sale	0	0.00	0	0.00	3,000	
FHLB stock	807	3.28	807	3.16	807	10.77
Total investment securities	1,327	5.39	1,320	5.18	4,361	58.18
Fed funds and Interest-earning deposits	23,281	94.61	24,222	94.83	3,134	41.82
Totals	$24,608	100.00%	$25,542	100.00%	$7,495	100.00%
Mortgage-backed Securities						
Held to maturity:						
Total	$ 1,723	100.00%	$ 2,366	100.00%	$ 3,517	100.00%

Exhibit II-5

Deposit Account Distribution

As of December 31, 2002 and
March 31, 2002 and 2001
(Dollars in Thousands)

	At December 31,		At March 31,			
	2002		2002		2001	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Demand and NOW accounts	$ 19,860	10.81%	$ 16,903	9.38%	$12,768	8.12%
Money market	37,831	20.59	40,967	22.73	19,838	12.60
Passbook savings	21,179	11.53	21,012	11.65	19,219	12.21
	78,870	42.93	78,883	43.76	51,824	32.93
Fixed-rate certificates:						
Under $100,000	84,098	45.77	83,753	46.47	91,131	57.94
$100,000 and over	20,759	11.30	17,591	9.76	14,341	9.12
	104,857	57.07	101,344	56.23	105,742	67.06
Accrued interest	5	.00	11	.01	10	.01
Total	$183,732	100.00%	$180,237	100.00%	$157,307	100.00%

Exhibit II-6
Properties
As of December 31, 2002

Location	Owned Or Leased	Lease Expiration Date	Net Book Value Or Property and Leasehold Improvements at December 31, 2002	Deposits at December 31, 2002
			(In thousands)	
2001 E. Joppa Rd Baltimore , MD (1)	Owned	N/A	$679	$80,580
2240 Eastern Ave. Baltimore, MD	Owned	N/A	$57	$22,748
5242 Carville Ave. Arbutus, MD	Owned	N/A	$32	$38,175
36 S. Charles St. Baltimore, MD	Leased	01/06	$4	$15,270
8095-G Edwin Raynor Blvd. Pasadena, MD	Leased	11/05	$-0-	$13,962
609 Frederick Rd. Catonsville, MD	Leased	09/12	$32	$12,997
8716 Satyr Hill Rd. Baltimore, MD (2)	Leased	02/21	$62	N/A
10501 York Road Cockeysville, MD (3)	Owned	N/A	$319	N/A

(1) Space includes administrative space.
(2) Loan production office.
(3) Rental property.

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 3/4/03 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Abington Bancorp, Inc.	ABBK	MA	905,752	0.86	15.21	21.310	79.99	10.29	11.10	135.91	165.07	8.81	2.06
Access Anytime Bancorp, Inc.	AABC	NM	192,100	0.53	6.80	9.510	13.91	13.03	8.49	93.88	106.26	7.24	0
Advance Financial Bancorp	AFBC	WV	233,747	0.86	10.06	20.080	18.72	9.70	11.95	98.19	98.19	8.01	2.39
Alaska Pacific Bancshares Inc.	AKPB	AK	154,339	1.21	12.93	18.750	11.68	6.29	2.91	78.06	78.45	7.57	1.28
Alliance Bancorp of New England, Inc.	ANE	CT	414,514	0.82	14.20	19.150	51.08	15.20	14.96	199.90	NA	12.32	1.57
Allied First Bancorp, Inc.	AFBA	IL	94,283	0.35	3.04	12.250	7.45	24.02	19.14	72.53	72.53	7.90	0
AMB Financial Corp.	AMFC	IN	149,672	0.70	8.41	15.220	12.02	12.58	13.12	101.47	101.47	8.03	1.58
Ameriana Bancorp	ASBI	IN	456,807	(0.21)	(2.50)	12.700	39.97	NM	NM	102.42	106.45	8.75	5.04
American Bank	BKMD	MD	179,825	0.76	8.74	6.620	13.80	13.79	16.55	92.07	92.07	7.67	3.63
Anchor BanCorp Wisconsin Inc.	ABCW	WI	3,521,536	1.35	16.59	22.180	542.35	11.55	10.08	182.85	197.86	15.35	1.8
ASB Financial Corp.	ASBP	OH	150,180	1.16	10.89	14.690	23.12	12.04	11.13	136.52	136.52	14.99	3.54
Astoria Financial Corporation	AF	NY	21,697,829	1.10	15.52	25.130	2,131.17	8.82	8.61	141.74	161.61	9.82	3.18
Atlantic Liberty Financial Corp	ALFC	NY	141,378	NA	NA	15.600	26.69	NA	NA	108.03	108.03	18.88	0
BancAffiliated, Inc.	BAFI	TX	57,076	0.98	10.32	15.100	4.05	7.74	10.49	76.30	76.30	7.10	0
BankAtlantic Bancorp, Inc.	BBX	FL	5,421,011	1.00	12.49	9.340	499.15	11.53	8.05	116.02	144.36	10.05	1.33
BankPlus, FSB	BNKP	IL	293,865	0.50	7.76	17.750	22.01	16.59	14.79	121.91	121.91	7.49	0
BankUnited Financial Corporation	BKUNA	FL	6,372,333	0.56	9.60	17.400	434.37	14.62	13.59	126.64	137.88	6.92	0
Bedford Bancshares, Inc.	BFSB	VA	257,754	1.22	12.44	18.980	38.24	12.91	13.18	151.11	151.11	14.82	2.53
Berkshire Hills Bancorp, Inc.	BHL	MA	1,045,618	(0.59)	(4.50)	23.090	141.24	76.97	NM	117.45	127.99	13.51	2.08
Blue River Bancshares, Inc.	BRBI	IN	109,338	NA	NA	4.880	11.74	NM	NM	81.06	103.61	8.30	0
BostonFed Bancorp, Inc.	BFD	MA	1,526,368	0.20	3.01	25.900	114.62	50.78	23.13	122.34	138.35	7.51	2.47
Broadway Financial Corporation	BYFC	CA	204,906	0.77	9.32	11.000	19.97	14.29	15.28	129.87	129.87	9.75	1.36
Brookline Bancorp, Inc.	BRKL	MA	1,423,357	1.25	3.57	12.380	724.78	NA	30.95	114.63	114.63	50.92	2.75
BUCS Financial Corp	BUCS	MD	95,464	0.50	4.73	22.000	8.02	16.30	18.97	84.23	87.89	8.40	0
Camco Financial Corporation	CAFI	OH	1,083,240	0.92	10.17	16.840	129.48	13.47	12.76	131.36	135.37	11.95	3.21
Carver Bancorp, Inc.	CNY	NY	484,389	0.91	10.97	12.380	28.43	7.60	8.14	76.09	76.56	5.87	1.62
CCSB Financial Corp.	CCFC	MO	95,976	NA	NA	12.610	12.34	NA	NA	188.21	188.21	12.86	0
Central Bancorp, Inc.	CEBK	MA	488,047	0.83	9.83	31.990	53.18	15.02	13.79	129.41	136.83	10.90	1.5
CFS Bancorp, Inc.	CITZ	IN	1,584,762	0.39	3.76	13.660	173.13	23.55	22.77	107.73	107.73	10.92	2.93
Chesterfield Financial Corp.	CFSL	IL	360,072	0.84	4.04	20.180	78.63	24.91	22.93	108.44	NA	21.84	1.19
Citizens First Bancorp, Inc.	CTZN	MI	1,001,269	1.23	7.86	19.400	166.36	13.29	11.55	112.27	112.27	16.61	1.65
Citizens First Financial Corp.	CFSB	IL	352,169	0.66	7.29	21.980	31.99	18.17	61.06	101.52	101.52	9.18	1.82
Citizens South Banking, Corp.	CSBC	NC	492,314	0.95	7.38	10.610	96.16	20.80	20.40	99.72	108.93	19.53	2.26
CKF Bancorp, Inc.	CKFB	KY	140,337	0.91	9.68	19.520	13.64	9.81	9.96	95.92	104.44	9.72	4.1
Clover Leaf Financial Corp.	CLOV	IL	95,332	0.47	3.35	16.200	10.71	21.60	19.29	84.24	84.24	11.24	0
Coastal Bancorp, Inc.	CBSA	TX	2,526,144	0.66	11.02	28.600	147.03	9.57	6.81	121.86	146.97	5.82	1.68
Coastal Financial Corporation	CFCP	SC	1,024,388	1.17	16.32	12.790	135.85	13.32	12.79	194.67	194.67	13.26	1.72
Coddle Creek Financial Corp.	CDLC	NC	144,406	0.51	3.50	28.500	19.93	23.75	19.79	93.75	93.75	13.80	3.51
Commercial Capital Bancorp Inc.	CCBI	CA	849,469	1.40	25.79	8.650	120.92	NA	6.98	155.86	187.23	14.23	0
Commercial Federal Corporation	CFB	NE	13,081,467	0.62	10.74	22.150	1,000.94	9.35	9.55	132.32	175.24	7.65	1.63
Community Financial Corporation	CFFC	VA	286,057	1.05	10.80	14.850	30.59	11.42	9.77	118.14	118.33	10.69	2.42
Community Investors Bancorp, Inc.	CIBI	OH	121,298	1.02	9.77	12.900	14.12	11.73	11.94	110.45	110.45	11.70	2.48
Connecticut Bancshares, Inc.	SBMC	CT	2,547,542	1.02	10.11	41.740	463.55	17.39	15.12	184.28	208.39	18.20	1.72
Crazy Woman Creek Bancorp Incorporated	CRZY	WY	75,441	0.42	2.25	14.900	12.09	67.73	19.61	89.17	90.80	16.02	3.22
Dime Community Bancshares, Inc.	DCOM	NY	2,946,374	1.55	17.48	21.660	555.51	12.31	10.83	209.07	266.75	18.85	2.59
Downey Financial Corp.	DSL	CA	11,978,151	1.00	14.41	40.250	1,124.13	10.09	7.04	136.58	137.09	9.38	0.89
DutchFork Bancshares, Inc.	DFBS	SC	223,828	0.56	4.08	29.900	36.75	14.73	14.95	110.05	110.05	16.42	0
East Side Financial, Incorporated	ESDF	IL	87,748	0.64	4.25	32.000	9.35	13.22	14.81	72.28	72.28	10.66	0.94

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 3/4/03 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
East Texas Financial Services, Inc.	ETFS	TX	218,351	0.82	9.32	13.050	15.17	8.16	8.82	77.22	86.83	6.95	1.53
Ebank Financial Services, Inc.	EBDC	GA	89,939	(0.91)	(11.46)	1.450	2.48	NM	NM	233.87	NM	2.75	0
EFC Bancorp, Inc.	EFC	IL	782,376	0.84	8.52	18.930	87.78	13.62	13.92	117.36	117.36	11.22	2.91
Elmira Savings Bank, FSB	ESBK	NY	284,049	0.79	10.86	26.870	25.61	11.10	10.03	119.79	123.65	9.02	2.83
ESB Financial Corporation	ESBF	PA	1,319,695	0.70	10.24	15.150	132.62	14.71	15.15	137.60	149.70	10.05	2.64
EverTrust Financial Group, Inc.	EVRT	WA	703,487	0.96	6.94	23.150	113.59	18.09	19.96	123.40	123.40	16.14	2.07
Falmouth Bancorp, Inc.	FCB	MA	153,207	1.23	11.12	25.000	22.56	16.13	15.24	133.76	133.76	14.73	2.08
Farnsworth Bancorp, Inc.	FNSW	NJ	81,145	0.59	7.82	18.000	6.50	12.41	10.47	102.74	102.74	8.00	0.56
Federal Trust Corporation	FDTR	FL	368,054	0.57	8.77	5.010	33.02	14.74	13.92	131.84	131.84	8.97	0.8
FFD Financial Corporation	FFDF	OH	133,252	0.66	5.28	13.390	16.44	18.09	17.62	98.02	98.02	12.33	2.99
FFLC Bancorp, Inc.	FFLC	FL	915,821	1.00	13.05	36.650	131.33	15.14	15.02	184.82	184.82	14.34	1.64
FFW Corporation	FFWC	IN	233,590	0.99	10.29	16.670	22.45	10.10	9.26	95.64	NA	9.61	3.6
Fidelity Bancorp, Inc.	FSBI	PA	630,395	0.69	10.50	19.050	46.18	10.64	14.88	104.84	113.12	7.33	2.52
Fidelity Bankshares, Inc.	FFFL	FL	2,438,282	0.71	9.47	18.070	286.77	16.28	14.57	168.25	170.47	11.76	2.21
Fidelity Federal Bancorp	FFED	IN	132,290	(1.97)	(26.38)	1.250	8.43	NM	NM	88.03	88.03	6.37	0
First Bancorp of Indiana, Inc.	FBEI	IN	180,249	0.72	4.26	17.220	29.00	21.00	16.56	93.94	100.94	16.09	2.67
First Bancshares, Inc.	FBSI	MO	265,070	0.77	7.94	14.000	22.89	12.07	8.75	89.17	91.26	8.66	1.14
First BancTrust Corporation	FBTC	IL	202,725	0.60	4.49	17.530	23.95	17.53	10.43	87.69	87.69	11.81	1.14
First Bell Bancorp, Inc.	FBBC	PA	892,885	0.92	11.18	21.460	97.34	10.62	11.41	132.06	132.06	10.90	2.8
First Capital Bancshares, Inc.	FCPB	SC	38,544	(0.42)	(3.41)	6.030	3.40	NM	37.69	89.60	89.60	8.82	0
First Capital, Inc.	FCAP	IN	308,553	1.09	9.27	20.250	51.67	15.70	14.89	142.21	142.61	16.75	2.57
First Defiance Financial Corp.	FDEF	OH	884,245	0.68	5.38	19.680	126.19	8.63	14.06	105.07	108.37	14.27	3.05
First Essex Bancorp, Inc.	FESX	MA	1,775,930	1.20	15.16	32.940	252.32	12.82	13.07	175.31	NA	14.21	2.91
First Federal Bancorp, Inc.	FFBZ	OH	224,184	0.79	8.57	7.690	24.98	16.02	14.79	121.48	121.48	11.14	2.86
First Federal Bancshares of Arkansas, Inc.	FFBH	AR	676,097	1.09	10.48	25.950	70.09	9.98	8.01	103.43	103.43	10.46	2.47
First Federal Bancshares, Inc.	FFBI	IL	242,241	0.69	3.88	20.150	41.52	18.66	19.38	89.32	89.32	15.04	1.59
First Federal Bankshares, Inc.	FFSX	IA	640,528	0.61	5.46	15.650	62.61	15.97	10.30	88.77	120.66	9.86	2.04
First Federal Capital Corp	FTFC	WI	3,025,624	1.23	17.62	20.220	398.42	11.69	10.11	193.86	246.29	13.17	2.57
First Federal of Olathe Bancorp, Inc.	FFOL	KS	54,821	0.83	3.66	23.650	11.44	23.89	14.42	94.19	94.19	20.87	1.69
First Financial Holdings, Inc.	FFCH	SC	2,224,837	1.20	16.48	24.900	323.97	12.21	12.45	196.53	216.52	14.58	3.05
First Franklin Corporation	FFHS	OH	282,184	0.43	5.31	15.180	24.82	23.35	8.43	105.93	105.93	8.80	1.98
First Independence Corporation	FFSL	KS	159,208	0.92	9.53	15.930	14.90	10.91	9.05	98.88	98.88	9.26	3.45
First Kansas Financial Corporation	FKAN	KS	150,947	0.44	4.07	15.400	14.04	19.49	27.50	83.29	83.33	9.30	1.3
First Keystone Financial, Inc.	FKFS	PA	527,364	0.52	8.37	19.310	39.11	13.70	12.38	118.61	118.61	7.37	2.07
First Midwest Financial, Inc.	CASH	IA	672,849	0.40	5.46	16.210	40.19	15.74	11.92	89.61	97.01	5.95	3.21
First Mutual Bancshares, Inc.	FMSB	WA	745,295	1.05	15.51	17.200	73.05	10.82	10.49	164.91	164.91	9.80	1.63
First Niagara Financial Group, Inc.	FNFG	NY	2,934,795	1.04	10.85	11.100	784.98	23.62	21.35	252.85	353.50	25.48	1.8
First Niles Financial, Inc.	FNFI	OH	100,634	0.90	4.94	16.030	23.48	22.58	20.04	128.14	128.14	23.34	3.49
First PacTrust Bancorp, Inc.	FPTB	CA	459,917	NA	NA	15.770	83.42	NA	26.28	93.87	93.87	18.14	1.27
First Place Financial Corp.	FPFC	OH	1,501,508	0.83	7.25	16.430	220.28	15.65	12.45	122.80	140.31	14.71	3.04
First SecurityFed Financial, Inc.	FSFF	IL	462,905	1.77	10.58	26.740	106.15	12.44	11.94	129.55	129.74	23.07	1.94
First Sentinel Bancorp, Inc.	FSLA	NJ	2,256,640	1.21	11.76	14.330	407.29	16.10	15.58	184.43	188.30	18.05	2.93
FirstBank NW Corp.	FBNW	ID	325,878	0.82	8.89	23.700	32.73	12.34	10.77	104.27	104.27	10.04	2.53
FIRSTFED AMERICA BANCORP, INC.	FAB	MA	2,529,882	0.80	10.86	27.800	235.20	11.39	8.48	122.25	172.89	9.13	2.59
FirstFed Financial Corp.	FED	CA	4,253,729	1.24	15.82	30.400	514.71	9.65	9.16	138.50	142.06	12.10	0
Flagstar Bancorp, Inc.	FBC	MI	8,203,702	1.37	28.49	24.050	711.76	5.75	5.84	169.84	169.84	8.68	1.66
FloridaFirst Bancorp, Inc.	FFBK	FL	848,003	0.65	5.42	22.000	118.34	20.37	19.64	117.08	131.66	13.95	1.27
Flushing Financial Corporation	FFIC	NY	1,652,958	NA	NA	17.300	217.95	12.91	10.30	165.87	170.95	13.19	2.31

Exhibit III
Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 3/4/03 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
FMS Financial Corporation	FMCO	NJ	1,126,557	0.73	13.94	12.660	81.83	11.01	16.66	142.89	142.89	7.26	0.95
FPB Financial Corp.	FPBF	LA	77,902	0.67	6.92	17.650	5.61	10.44	9.59	75.52	75.52	7.20	1.7
Frankfort First Bancorp, Inc.	FKKY	KY	138,676	0.94	7.28	17.160	21.38	16.66	15.89	118.26	118.26	15.42	6.53
FSF Financial Corp.	FFHH	MN	549,511	1.19	13.87	23.810	55.26	8.85	8.15	110.64	123.56	10.06	5.04
GA Financial, Inc.	GAF	PA	858,035	0.72	6.21	25.840	132.99	19.58	17.00	132.24	132.44	15.50	3.1
GFSB Bancorp, Inc.	GUPB	NM	211,224	0.81	10.14	17.600	20.24	12.14	11.89	117.41	117.41	9.58	2.5
Globe Bancorp, Inc.	GLBP	LA	33,554	0.57	3.24	15.790	4.37	21.63	21.93	78.21	78.21	13.04	1.9
Golden West Financial Corporation	GDW	CA	68,405,828	1.47	19.86	71.130	10,919.96	11.62	11.11	217.32	217.32	15.96	0.48
Grand Central Financial Corp.	GCFC	OH	113,450	0.42	2.77	10.000	16.96	32.26	35.71	94.70	94.70	14.84	3.6
Great American Bancorp, Inc.	GTPS	IL	167,250	1.15	10.18	29.950	24.51	14.33	16.64	129.43	132.82	14.66	1.47
Great Pee Dee Bancorp, Inc.	PEDE	SC	138,734	1.10	5.68	14.560	25.54	15.83	11.74	98.78	104.52	18.35	3.85
Greater Atlantic Financial Corp.	GAFC	VA	510,758	0.26	6.00	7.050	21.24	17.63	9.79	101.88	108.63	4.16	0
GreenPoint Financial Corporation	GPT	NY	21,814,000	2.35	26.80	42.160	4,060.35	7.56	7.03	191.03	240.36	18.61	2.96
GS Financial Corp.	GSLA	LA	210,029	0.59	3.31	18.910	28.76	21.99	67.54	83.64	83.64	13.69	2.12
Guaranty Federal Bancshares, Inc.	GFED	MO	374,702	0.84	7.98	15.550	47.09	13.64	12.96	120.17	120.26	12.58	3.86
Harbor Florida Bancshares, Inc.	HARB	FL	2,126,401	1.69	14.26	24.760	591.44	16.96	15.48	241.56	244.91	27.79	2.1
Harleysville Savings Financial Corporation	HARL	PA	618,469	0.77	12.53	25.250	57.31	12.69	12.38	147.40	147.40	9.27	2.53
Harrington West Financial Group, Inc.	HWFG	CA	781,295	NA	NA	11.700	50.64	NA	NA	NA	NA	NA	1.37
Harrodsburg First Financial Bancorp, Inc.	HFFB	KY	154,689	0.53	3.49	12.500	16.68	17.61	12.50	74.01	76.13	10.78	4.8
Hawthorne Financial Corporation	HTHR	CA	2,496,384	1.16	17.95	30.500	225.32	10.59	10.89	157.14	184.74	9.03	0
HCB Bancshares, Inc.	HCBB	AR	254,329	0.39	3.63	16.900	25.27	16.41	32.50	85.31	85.31	9.54	2.13
Hemlock Federal Financial Corp.	HMLK	IL	316,161	0.56	8.53	27.270	26.42	12.63	13.37	123.00	131.61	8.36	2.35
Heritage Bancshares, Inc.	HRGB	TX	45,320	NA	NA	13.750	6.54	NA	17.19	82.38	82.38	14.43	0
Heritage Financial Corporation	HFWA	WA	594,587	1.58	12.18	19.490	132.74	15.35	14.33	183.35	201.76	22.32	2.67
HF Financial Corp.	HFFC	SD	807,172	0.71	10.41	15.930	52.51	13.85	9.48	105.92	118.35	6.51	2.89
HFS Bank, FSB	HFSK	IN	219,293	0.87	10.80	11.250	20.87	10.92	11.25	111.50	111.50	9.52	3.38
High Country Bancorp, Inc.	HCBC	CO	179,061	1.00	10.84	24.630	22.13	12.50	10.44	131.36	131.36	12.36	2.03
Hingham Institution for Savings	HIFS	MA	426,430	1.39	15.62	30.640	63.34	10.68	9.01	165.80	165.80	14.85	2.22
HMN Financial, Inc.	HMNF	MN	737,523	0.70	6.50	16.030	70.63	12.14	14.31	92.77	98.40	9.58	4.49
Home Building Bancorp, Inc.	HBBI	IN	50,302	0.92	6.74	22.000	6.09	13.84	13.10	91.59	91.59	12.12	1.82
Home City Financial Corporation	HCFC	OH	148,694	0.10	1.31	12.660	9.93	21.10	19.78	85.43	88.10	6.68	3.48
Home Financial Bancorp	HWEN	IN	66,959	0.92	9.77	4.750	6.44	13.57	19.79	97.54	97.54	9.62	2.53
Home Loan Financial Corporation	HLFC	OH	140,004	1.23	8.06	14.400	23.66	13.33	11.25	112.85	112.85	16.65	4.44
Homestead Bancorp, Inc.	HSTD	LA	138,493	0.47	4.85	12.650	11.70	22.19	22.59	87.18	87.18	8.45	1.9
HopFed Bancorp, Inc.	HFBC	KY	409,894	1.35	9.34	13.710	49.79	10.88	13.18	107.45	126.83	12.14	3.21
Horizon Financial Corp.	HRZB	WA	811,221	1.49	11.41	14.740	157.02	13.52	11.89	147.70	148.44	19.36	3.12
Horizon Financial Services Corporation	HZFS	IA	91,940	1.24	11.71	11.850	8.95	8.53	7.05	89.30	89.30	9.73	1.69
Hudson River Bancorp, Inc.	HRBT	NY	2,467,946	1.08	10.74	24.140	366.26	13.41	12.07	133.44	183.99	14.86	2.15
Independence Community Bank Corp.	ICBC	NY	8,023,643	1.53	13.40	25.870	1,455.16	11.55	11.55	158.13	198.54	18.14	2.32
Independence Federal Savings Bank	IFSB	DC	254,625	0.29	3.31	13.340	18.83	NM	37.06	81.89	81.89	7.39	0
Indian Village Bancorp Inc.	IDVB	OH	94,430	0.13	1.38	17.500	7.08	30.70	24.31	76.49	76.49	7.50	1.83
IndyMac Bancorp Inc.	NDE	CA	9,574,454	1.76	16.22	19.070	1,045.60	7.91	7.57	123.03	128.24	10.92	2.1
Jacksonville Bancorp, Inc.	JXVL	TX	430,344	1.54	16.65	27.340	48.17	7.83	7.95	118.51	129.57	11.19	2.19
Kankakee Bancorp, Inc.	KNK	IL	546,404	0.42	5.42	38.580	38.26	20.74	9.46	109.42	122.01	8.23	1.56
Kentucky First Bancorp, Inc.	KYF	KY	75,896	1.30	7.96	17.200	15.12	15.36	17.20	121.21	121.21	19.98	3.72
Klamath First Bancorp, Inc.	KFBI	OR	1,486,396	0.47	6.06	16.790	113.98	13.88	14.47	90.56	135.29	7.67	3.1
KS Bancorp, Inc.	KSAV	NC	189,931	0.74	7.43	17.000	19.58	15.74	32.69	112.51	112.51	10.22	3.76
Laurel Capital Group, Inc.	LARL	PA	271,146	1.08	10.88	19.100	35.96	13.08	13.26	131.82	131.82	13.22	3.98

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 3/4/03 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Lawrence Financial Holdings, Inc.	LWFH	OH	134,389	0.41	3.68	18.200	12.83	20.68	19.78	86.91	86.91	9.55	1.54
Lenox Bancorp, Inc.	LNXC	OH	59,374	(0.18)	(1.95)	9.600	3.52	NM	NM	63.16	63.16	5.93	0
Lexington B&L Financial Corp.	LXMO	MO	135,901	0.66	5.89	17.900	12.98	14.67	15.43	87.79	92.75	9.55	1.68
Lincoln Bancorp	LNCB	IN	521,857	0.88	5.32	17.220	80.53	17.22	18.72	98.06	100.88	15.43	2.79
Logansport Financial Corp.	LOGN	IN	150,099	1.00	8.84	17.530	14.88	11.09	8.77	96.80	96.80	9.91	3.19
LSB Corporation	LSBX	MA	439,134	0.71	5.72	12.690	53.97	18.39	18.66	99.84	99.84	12.29	3.78
LSB Financial Corp.	LSBI	IN	319,097	0.90	10.99	20.200	27.56	10.25	10.98	105.21	105.21	8.64	2.48
MAF Bancorp, Inc.	MAFB	IL	5,937,181	1.29	15.82	34.000	790.60	10.93	10.00	157.63	197.90	13.32	2.12
MASSBANK Corp.	MASB	MA	1,008,983	0.89	7.52	28.460	131.15	13.95	15.14	111.83	112.89	13.00	3.23
Matrix Bancorp, Inc.	MTXC	CO	1,707,666	(0.16)	(3.69)	9.030	58.60	NM	NM	87.58	87.58	3.43	0
Mayflower Co-operative Bank	MFLR	MA	188,441	0.95	11.44	15.640	21.18	13.72	11.85	129.90	130.77	11.24	3.84
MFB Corp.	MFBC	IN	413,835	0.26	3.21	22.760	29.19	66.94	10.16	87.27	87.27	7.07	1.93
Midland Capital Holdings Corporation	MCPH	IL	157,545	0.58	8.42	29.000	10.76	12.18	15.76	98.27	98.27	6.70	2.07
Mississippi View Holding Company	MIVI	MN	71,096	0.78	6.07	17.250	8.06	15.97	13.91	81.60	81.60	11.32	5.8
Monarch Community Bancorp, Inc.	MCBF	MI	196,209	NA	NA	12.060	27.91	NA	NA	76.91	76.91	14.23	1.66
Monterey Bay Bancorp, Inc.	MBBC	CA	609,696	1.00	10.46	20.130	69.54	12.50	10.94	123.95	125.81	11.40	0
MSB Financial, Inc.	MSBF	MI	100,719	1.46	9.66	12.050	15.67	10.57	8.61	107.59	122.96	15.56	3.82
Mutual Community Savings Bank, Inc., SSB	MTUC	NC	77,930	(0.38)	(3.36)	10.700	3.88	NM	NM	49.11	49.11	4.98	2.52
MutualFirst Financial, Inc.	MFSF	IN	775,798	1.09	8.36	21.350	117.92	14.14	12.41	121.93	123.13	15.20	1.87
Mystic Financial, Inc.	MYST	MA	398,038	0.47	6.58	18.110	26.60	16.32	20.58	99.89	99.89	6.68	1.99
NASB Financial, Inc.	NASB	MO	1,106,750	2.06	19.02	23.510	198.42	10.00	9.80	175.19	176.77	17.92	2.89
NetBank, Inc.	NTBK	GA	3,527,552	(0.42)	(3.99)	9.450	459.75	NM	9.45	114.55	127.88	13.03	0.85
New Hampshire Thrift Bancshares, Inc.	NHTB	NH	479,673	0.75	12.63	19.230	37.67	8.78	8.01	116.97	187.98	7.84	3.74
New York Community Bancorp, Inc.	NYB	NY	11,313,092	2.18	18.99	28.180	2,977.62	12.69	11.36	217.27	443.78	26.32	3.55
NewMil Bancorp, Inc.	NMIL	CT	661,595	1.08	13.02	22.800	96.56	15.20	15.83	178.54	213.88	14.59	2.63
Nittany Financial Corp.	NTNY	PA	179,659	0.58	9.35	15.500	21.08	25.41	18.45	212.91	231.69	11.73	0
North Bancshares, Inc.	NBSI	IL	137,793	0.44	4.30	15.000	17.07	24.19	22.06	122.75	122.75	12.39	2.93
North Central Bancshares, Inc.	FFFD	IA	403,872	NA	NA	34.690	56.90	10.29	9.97	146.87	168.48	14.09	2.42
Northeast Bancorp	NBN	ME	447,852	0.71	8.97	15.000	39.69	10.87	11.03	109.97	113.55	8.86	2.13
Northeast Indiana Bancorp, Inc.	NEIB	IN	225,019	0.69	6.12	15.850	23.73	14.95	11.65	89.35	89.35	10.55	3.28
Northeast Pennsylvania Financial Corp.	NEPF	PA	922,716	0.45	5.61	16.320	68.16	16.32	17.00	91.79	113.25	7.38	2.94
Northern Savings & Loan Company	NLVS	OH	319,104	1.13	9.07	39.500	46.13	12.82	13.53	113.80	113.80	14.46	2.53
NorthWest Indiana Bancorp	NWIN	IN	468,313	1.17	14.35	25.250	69.16	12.56	12.14	179.59	179.59	14.77	4.75
OceanFirst Financial Corp.	OCFC	NJ	1,743,698	1.17	14.35	21.140	290.84	14.38	13.55	215.06	217.71	16.68	3.41
Pacific Premier Bancorp, Inc.	PPBI	CA	238,278	1.07	27.75	6.080	8.10	5.24	NM	132.17	132.17	3.40	0
Pamrapo Bancorp, Inc.	PBCI	NJ	588,659	1.21	13.89	18.140	93.35	13.05	14.17	183.98	183.98	15.86	4.41
Park Bancorp, Inc.	PFED	IL	251,367	NA	NA	25.220	30.90	13.71	13.41	103.36	103.36	12.29	2.38
Parkvale Financial Corporation	PVSA	PA	1,618,796	0.44	7.31	23.070	128.15	14.79	12.82	132.05	150.39	7.90	3.12
PennFed Financial Services, Inc.	PFSB	NJ	1,837,897	0.81	12.80	27.100	194.08	13.69	13.28	156.92	162.47	10.53	1.48
Peoples Bancorp	PFDC	IN	505,714	1.11	9.10	18.260	62.94	11.48	10.62	101.73	106.97	12.45	3.5
Peoples Bankcorp, Inc.	PBKO	NY	29,124	0.58	5.28	21.000	2.80	12.21	8.75	83.07	83.07	9.62	0.36
Peoples Community Bancorp, Inc.	PCBI	OH	619,029	0.41	5.26	22.500	56.53	15.96	14.42	127.99	143.86	9.13	0
Peoples Ohio Financial Corp.	POHF	OH	217,987	1.24	11.87	3.920	29.73	11.20	12.25	122.88	122.88	13.64	2.3
Peoples-Sidney Financial Corporation	PSFC	OH	139,042	0.61	4.80	13.950	20.13	23.25	23.25	117.13	117.13	14.48	3.44
Perpetual Federal Savings Bank	PFOHE	OH	309,249	1.45	9.33	20.110	49.25	11.30	9.67	102.65	102.65	15.93	3.58
PFF Bancorp, Inc.	PFB	CA	3,035,919	1.15	12.06	32.000	382.26	11.85	11.43	140.97	141.66	12.76	1.25
PFS Bancorp, Inc.	PBNC	IN	119,087	0.72	3.08	15.650	24.28	26.53	27.95	87.97	87.97	20.39	1.92
PHSB Financial Corp.	PHSB	PA	345,537	0.75	4.94	17.110	51.16	20.13	25.16	104.90	104.90	14.98	2.34

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 3/4/03 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Pittsburgh Financial Corp.	PHFC	PA	403,330	0.17	3.18	12.700	17.99	17.64	13.23	77.20	77.72	4.46	2.99
Pocahontas Bancorp, Inc.	PFSL	AR	643,584	0.67	8.06	10.940	47.04	10.83	9.77	98.56	156.51	7.31	2.93
Port Financial Corp.	PORT	MA	1,469,265	1.02	11.89	49.000	257.60	18.01	13.76	203.83	203.83	17.53	1.63
Progress Financial Corporation	PFNC	PA	1,017,844	0.21	3.09	12.950	89.92	21.95	21.58	131.47	133.78	8.83	1.85
Provident Financial Holdings, Inc.	PROV	CA	1,172,324	1.10	11.28	28.380	141.43	12.50	9.34	142.54	142.54	12.19	0.7
Provident Financial Services, Inc.	PFS	NJ	3,162,258	NA	NA	15.240	937.84	NA	NA	NA	NA	NA	0
Pulaski Financial Corp.	PULB	MO	431,402	1.37	13.69	22.780	62.31	14.51	11.17	185.20	185.20	14.60	1.58
PVF Capital Corp.	PVFC	OH	704,540	1.09	14.41	13.400	77.60	10.47	8.82	140.17	140.17	11.01	2.21
Quaker City Bancorp, Inc.	QCBC	CA	1,571,459	1.54	18.07	32.790	209.67	9.76	9.64	160.11	160.66	13.22	0
Reserve Bancorp, Inc.	RSVB	PA	63,375	0.97	5.62	15.500	11.74	NA	14.35	93.77	93.77	18.53	0.65
River Valley Bancorp	RIVR	IN	223,162	1.15	12.36	28.590	23.17	8.99	9.53	115.75	115.94	10.38	3.5
Riverview Bancorp, Inc.	RVSB	WA	422,140	1.31	9.73	17.030	73.81	14.07	10.64	137.34	138.46	17.48	2.94
Roslyn Bancorp, Inc.	RSLN	NY	11,020,219	1.45	24.90	19.510	1,575.49	10.72	9.56	273.25	273.63	14.30	3.08
Seacoast Financial Services Corporation	SCFS	MA	3,701,045	1.03	11.78	19.170	448.05	12.21	11.98	140.23	157.78	12.11	2.5
Security Federal Corporation	SFDL	SC	431,795	0.80	11.51	30.300	50.74	16.29	14.03	170.03	170.03	11.75	0.4
Severn Bancorp, Inc.	SVBI	MD	435,212	NA	NA	19.170	78.89	9.09	7.73	195.41	197.02	18.13	1.25
SFB Bancorp, Inc.	SFBK	TN	57,453	1.23	5.96	17.000	9.83	13.18	11.81	80.53	80.53	17.11	1.18
Sistersville Bancorp, Inc.	SVBC	WV	45,979	0.53	2.57	17.250	7.55	21.84	19.60	84.60	84.60	16.42	2.67
Sobieski Bancorp, Inc.	SOBI	IN	130,867	(2.94)	(36.50)	12.600	8.46	NM	2.76	80.51	80.51	6.46	2.7
Sound Federal Bancorp	SFFS	NY	779,465	1.23	12.60	11.310	149.57	18.54	18.85	219.19	275.85	19.18	1.77
South Street Financial Corp.	SSFC	NC	221,987	0.69	6.12	8.300	25.56	15.96	14.82	105.46	105.46	11.59	4.82
Southern Banc Company, Inc. (The)	SRN	AL	112,642	0.63	3.79	13.900	13.36	15.62	21.72	71.65	71.72	11.86	2.52
Southern Missouri Bancorp, Inc.	SMBC	MO	273,351	0.99	10.76	24.050	28.66	11.08	10.74	113.55	130.35	10.49	2.33
SouthFirst Bancshares, Inc.	SZB	AL	136,946	0.29	3.05	14.650	11.91	17.87	33.30	85.03	NA	8.70	4.1
Sovereign Bancorp, Inc.	SOV	PA	39,524,193	0.84	12.59	13.600	3,590.40	11.06	10.30	128.67	254.68	9.08	0.74
St. Francis Capital Corporation	STFR	WI	2,237,018	0.94	12.04	23.450	220.24	10.42	9.46	125.27	135.08	9.83	3.41
StateFed Financial Corporation	SFFC	IA	98,889	(0.01)	(0.08)	11.860	15.17	NM	NM	108.41	108.41	15.34	3.37
Staten Island Bancorp, Inc.	SIB	NY	6,935,095	1.46	16.37	15.050	907.05	8.75	8.75	147.69	NA	13.08	3.46
Sterling Financial Corporation	STSA	WA	3,506,064	0.76	13.25	20.820	248.99	9.96	8.40	122.25	155.96	7.10	0
Sturgis Bancorp, Inc.	STBI	MI	304,269	0.92	9.44	10.020	28.44	10.55	8.64	104.16	127.81	9.46	3.19
Superior Financial Corp.	SUFI	AR	1,733,391	0.69	9.57	18.850	158.73	10.47	9.82	119.46	207.14	9.16	2.65
Teche Holding Co.	TSH	LA	519,521	1.25	11.55	26.800	62.54	10.15	10.00	110.24	110.24	12.05	1.87
TF Financial Corporation	THRD	PA	721,032	NA	NA	25.340	69.00	13.55	12.18	100.12	NA	9.57	2.37
Thistle Group Holdings, Co.	THTL	PA	857,422	0.67	6.30	14.090	74.11	15.83	16.01	96.97	106.66	8.64	2.56
TierOne Corporation	TONE	NE	1,945,535	0.90	7.80	15.690	354.20	NA	39.23	104.18	104.18	18.21	0
Timberland Bancorp, Inc.	TSBK	WA	433,910	1.72	9.56	19.000	82.48	10.80	10.33	108.45	108.45	19.01	2.53
Troy Financial Corporation	TRYF	NY	1,196,660	1.16	8.27	26.160	246.82	18.17	17.68	158.26	197.73	20.66	2.45
Umbrella Bancorp, Incorporated	UMBR	IL	397,387	(1.98)	(68.29)	4.500	7.63	NM	NM	99.78	99.78	1.92	0
Union Community Bancorp	UCBC	IN	269,316	1.13	7.85	16.620	37.86	13.40	15.98	101.78	109.99	14.06	3.61
Union Financial Bancshares, Incorporated	UFBS	SC	331,592	0.57	6.75	14.690	28.84	16.89	16.69	103.74	129.20	8.70	2.72
United Community Financial Corp.	UCFC	OH	1,990,131	1.01	7.51	8.760	308.75	13.48	12.88	112.45	130.94	15.51	3.42
United PanAm Financial Corp.	UPFC	CA	951,286	1.52	14.85	7.450	117.70	10.49	9.31	131.16	131.16	12.37	0
United Tennessee Bankshares, Inc.	UTBI	TN	111,721	1.60	11.55	13.190	17.29	9.92	9.99	108.47	114.80	15.48	2.5
Warwick Community Bancorp, Inc.	WSBI	NY	781,238	1.12	11.01	30.100	145.49	14.90	17.50	179.38	185.34	18.62	1.86
Washington Federal, Inc.	WFSL	WA	7,359,889	2.05	16.70	21.700	1,508.41	10.43	10.24	155.33	161.22	20.50	3.85
Washington Mutual, Inc.	WM	WA	268,298,000	1.24	16.80	34.030	31,513.62	8.40	8.26	156.53	227.32	11.75	3.41
Washington Savings Bank, F.S.B. (The)	WSB	MD	334,524	1.54	14.71	8.900	40.92	7.61	6.18	119.46	119.46	12.23	1.8
Wayne Savings Bancshares, Inc.	WAYN	OH	381,447	0.74	9.34	10.810	42.04	16.89	14.22	152.25	152.25	11.02	4.16

Exhibit III

Market Valuation and Financial Data for All Public Thrifts

Company	Ticker	St.	Total Assets ($000)	LTM Core ROAA (%)	LTM Core ROAE (%)	Stock Price 3/4/03 ($)	Total Market Value ($M)	Price/ LTM EPS (x)	Price/ QTR EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Div. Yield (%)
Waypoint Financial Corp.	WYPT	PA	5,425,013	0.80	8.92	17.840	619.09	13.72	14.39	135.56	139.27	11.41	2.47
Webster Financial Corporation	WBS	CT	13,468,004	1.20	14.46	35.300	1,610.60	11.17	10.38	155.58	218.31	11.96	2.15
Wells Financial Corp.	WEFC	MN	220,616	1.47	13.36	23.080	25.97	8.39	7.40	102.94	102.94	11.77	3.47
Westcorp	WES	CA	12,482,639	NA	NA	19.180	751.87	9.36	9.79	122.63	122.71	6.02	2.71
Western Ohio Financial Corporation	WOFC	OH	344,370	0.62	5.06	22.250	39.05	16.48	14.26	90.67	90.67	11.35	4.49
Willow Grove Bancorp, Inc.	WGBC	PA	807,171	0.90	6.52	14.250	162.05	NA	19.79	123.38	124.45	19.95	2.25
Winton Financial Corporation	WFI	OH	516,596	1.04	13.17	10.310	46.32	8.52	6.61	111.58	111.94	8.92	3.98
Woronoco Bancorp Inc.	WRO	MA	705,636	0.58	5.60	21.210	75.67	15.37	14.73	101.68	104.33	10.72	2.83
WSFS Financial Corporation	WSFS	DE	1,705,000	1.05	12.27	32.450	282.23	3.05	1.04	154.45	154.45	16.55	0.62
WVS Financial Corp.	WVFC	PA	408,236	0.99	12.62	16.100	41.76	11.18	13.42	139.27	139.27	10.26	3.98
Average			**2,864,992**	**0.83**	**8.51**		**363.07**	**13.91**	**13.15**	**122.98**	**131.95**	**12.25**	**2.21**
Median			**430,873**	**0.86**	**9.32**		**47.07**	**13.32**	**12.38**	**115.19**	**121.70**	**11.65**	**2.32**

Note: average and median price/earnings ratios exclude values greater than 30.

Exhibit IV-1

Pro Forma Conversion Assumptions

1. The total amount of the net conversion proceeds was fully invested at the beginning of the applicable period

2. The net conversion proceeds are invested to yield a return of 2.78%, which represents the five-year U.S. Treasury bill yield as of December 31, 2002. The effective income tax rate was assumed to be 37.0%, resulting in an after-tax yield of 1.75%.

3. It is assumed that the Bank's Employee Stock Ownership Plan ("ESOP") purchases 8.0% of the amount sold in the initial offering. Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual ESOP expense is estimated based on a 10-year debt amortization period. No reinvestment is assumed on proceeds used to fund the ESOP.

4. It is assumed that Bank's Restricted Stock Plan ("RSP") acquires, through open market purchases, 4.0% of the amount sold in the initial offering. Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual RSP expense is estimated based on a 5-year vesting period. No reinvestment is assumed on proceeds used to fund the RSP.

5. Conversion expenses are estimated at levels ranging from $807,000 at the minimum to $1,003,000 at the adjusted maximum.

6. The number of shares outstanding for purposes of calculating earnings per share is adjusted to reflect the shares assumed to held by the ESOP not committed to be released within the first year following the conversion.

7. No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the conversion.

Exhibit IV-2
Pro Forma Valuation Range
Chesapeake Bank of Maryland
As of December 31, 2002
(Dollars in Thousands, Except Per Share Data)

	Minimum	*Midpoint*	*Maximum*	*Adjusted Maximum*
Shares offered	1,912,500	2,250,000	2,587,500	2,975,625
Offering price (for illustrative purposes)	$10.00	$10.00	$10.00	$10.00
Gross proceeds	$19,125	$22,500	$25,875	$29,756
Less: estimated expenses	(807)	(869)	(932)	(1,003)
Net offering proceeds	18,318	21,631	24,944	28,753
Less: ESOP and RSP purchase	(2,295)	(2,700)	(3,105)	(3,571)
Net offering proceeds	$16,023	$18,931	$21,839	$25,182
Net Income: (12/31 annualized)				
Nine-months Ended 12/31 annualized	$929	$929	$929	$929
Pro forma income on net proceeds	280	331	382	441
Pro forma ESOP adjustment	(96)	(113)	(130)	(150)
Pro forma RSP adjustment	(96)	(113)	(130)	(150)
Pro forma net income	$1,017	$1,034	$1,051	$1,070
Pro forma net income per share	$0.58	$0.51	$0.45	$0.40
Net Income: (12/31 qtr annualized)				
Quarter Ended 12/31 annualized	$1,128	1,128	1,128	1,128
Pro forma income on net proceeds	$280	$331	$382	$441
Pro forma ESOP adjustment	($96)	($113)	($130)	($150)
Pro forma RSP adjustment	($96)	($113)	($130)	($150)
Pro forma adjusted income	$1,216	$1,233	$1,250	$1,269
Pro forma net income per share	$0.70	$0.60	$0.53	$0.47
Total Equity at Dec. 31, 2002	$17,447	$17,447	$17,447	$17,447
Net proceeds	18,318	21,631	24,944	28,753
Less: ESOP purchase	(1,530)	(1,800)	(2,070)	(2,381)
Less: RSP purchase	(765)	(900)	(1,035)	(1,190)
Pro forma total equity	$33,470	$36,378	$39,286	$42,629
Pro forma book value	$17.50	$16.17	$15.18	$14.33
Tangible Equity at Dec. 31, 2002	$17,447	$17,447	$17,447	$17,447
Net proceeds	18,318	21,631	24,944	28,753
Less: ESOP purchase	(1,530)	(1,800)	(2,070)	(2,381)
Less: RSP purchase	(765)	(900)	(1,035)	(1,190)
Pro forma tangible equity	$33,470	$36,378	$39,286	$42,629
Pro forma tangible book value	$17.50	$16.17	$15.18	$14.33
Total Assets at Dec. 31, 2002	$202,822	$202,822	$202,822	$202,822
Net proceeds	18,318	21,631	24,944	28,753
Less: ESOP purchase	(1,530)	(1,800)	(2,070)	(2,381)
Less: RSP purchase	(765)	(900)	(1,035)	(1,190)
Pro forma total assets	$218,845	$221,753	$224,661	$228,004
Pro Forma Valuation Ratios:				
Price / EPS - 12/31 YTD Annualized	17.24	19.61	22.22	25.00
Price / EPS - 12/31 Qtr. Annualized	14.29	16.67	18.87	21.28
Price / Book Value	57.1%	61.9%	65.9%	69.8%
Price / Tangible Book	57.1%	61.9%	65.9%	69.8%
Price / Assets	8.74%	10.15%	11.52%	13.05%

Exhibit IV-3

Pro Forma Full Conversion Analysis at Midpoint
Chesapeake Bank of Maryland

Financial Data as of December 31, 2002

Valuation Parameters	Symbol		Data
Net income -- 12/31 annualized	Y		$ 929,333
Net income -- 12/31 qtr.	Y		1,128,096
Net worth	B		17,447,000
Tangible net worth	B		17,447,000
Total assets	A		202,822,000
Expenses in conversion	X		931,500
Other proceeds not reinvested	O		3,105,000
ESOP purchase	E	8.0%	2,070,000
ESOP expense (pre-tax)	F	10.0%	207,000
MRP purchase	M	4.0%	1,035,000
MRP expense (pre-tax)	N	20.0%	207,000
Re-investment rate (after-tax)	R		1.75%
Tax rate	T		37.00%
Shares for EPS	S		92.80%

Pro Forma Valuation Ratios at Maximum Value		
Price / EPS -- 9/30	P/E	22.22 x
Price / EPS -- 9/30 adj.	P/E	18.87 x
Price / book value	P/B	65.86%
Price / tangible book	P/B	65.86%
Price / assets	P/A	11.52%

Pro Forma Calculation at Maximum Value — Based on

$$V = \frac{(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)))}{1 - (P/E / S) * R} = \$24,644,459$$ [12/31 YTD earni

$$V = \frac{(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)))}{1 - (P/E / S) * R} = \$25,143,203$$ [12/31 QTR earni

$$V = \frac{P/B * (B - X - E - M)}{1 - P/B} = \$25,874,035$$ [Book value]

$$V = \frac{P/B * (B - X - E - M)}{1 - P/B} = \$25,874,035$$ [Tangible book]

$$V = \frac{P/A * (B - X - E - M)}{1 - P/A} = \$25,874,935$$ [Total assets]

Pro Forma Valuation Range

Minimum	=	**$22,500,000**	x	**0.85**	=	**$19,125,500**
Midpoint	=	**$22,500,000**	x	**1.00**	=	**$22,500,000**
Maximum	=	**$22,500,000**	x	**1.15**	=	**$25,875,000**
Adj. Max.	=	**$25,875,000**	x	**1.15**	=	**$29,756,250**

Exhibit IV-4
Comparative Valuation Ratios
Market Price Data as of March 4, 2003

Valuation Ratio	Symbol	Chesapeake Bank	Comparative Group Mean	Comparative Group Median	Nationwide Public Thrift Aggregate(1) Mean	Nationwide Public Thrift Aggregate(1) Median	Maryland Public Thrift Aggregate(2) Mean	Maryland Public Thrift Aggregate(2) Median
Price / 12/31 EPS (3)	P/E							
Minimum	(X)	17.2	12.8	12.5	13.9	13.3	11.7	11.4
Midpoint		19.6						
Maximum		22.2						
Adj. Maximum		25.0						
Price / 12/31 EPS (QTR) (3)	P/E							
Minimum	(X)	14.3	16.0	10.6	13.2	12.4	12.4	12.1
Midpoint		16.7						
Maximum		18.9						
Adj. Maximum		21.3						
Price / Book Value	P/B							
Minimum	(%)	57.1	113.0	108.5	123.0	115.2	122.8	105.8
Midpoint		61.9						
Maximum		65.9						
Adj. Maximum		69.8						
Price / Tang. Book	P/B							
Minimum	(%)	57.1	113.4	108.5	132.0	121.7	124.1	105.8
Midpoint		61.9						
Maximum		65.9						
Adj. Maximum		69.8						
Price / Total Assets	P/A							
Minimum	(%)	8.74	11.64	10.38	12.25	11.65	11.61	10.32
Midpoint		10.15						
Maximum		11.52						
Adj. Maximum		13.05						

(1) Includes 250 publicly-traded, non-MHC, non-acquired thrifts nationwide.
(2) Includes 4 publicly-traded, non-MHC, non-acquired thrifts based in Maryland.
(3) Price/earnings ratios exclude values greater than 30.

Exhibit IV-5

Comparative Discount and Premium Analysis

Market Price Data as of March 4, 2003

Valuation Ratio	Symbol	Chesapeake Bank	Relative Premiums (Discounts) Comp. Group Average	All Public Thrifts(1)	All Maryland Thrifts (2)
Price / 12/31 EPS (3)	P/E		**12.8**	**13.9**	**11.7**
Minimum	(X)	**17.2**	34%	24%	47%
Midpoint		**19.6**	53%	41%	68%
Maximum		**22.2**	73%	60%	90%
Adj. Maximum		**25.0**	95%	80%	114%
Price / 12/31 EPS (QTR) (3)	P/E		**16.0**	**13.2**	**12.4**
Minimum	(X)	**14.3**	-10%	9%	16%
Midpoint		**16.7**	4%	27%	35%
Maximum		**18.9**	18%	43%	53%
Adj. Maximum		**21.3**	33%	62%	72%
Price / Book Value	P/B		**113.0**	**123.0**	**122.8**
Minimum	(%)	**57.1**	-49%	-54%	-53%
Midpoint		**61.9**	-45%	-50%	-50%
Maximum		**65.9**	-42%	-46%	-46%
Adj. Maximum		**69.8**	-38%	-43%	-43%
Price / Tangible Book	P/B		**113.4**	**132.0**	**124.1**
Minimum	(%)	**57.1**	-50%	-57%	-54%
Midpoint		**61.9**	-45%	-53%	-50%
Maximum		**65.9**	-42%	-50%	-47%
Adj. Maximum		**69.8**	-38%	-47%	-44%
Price / Total Assets	P/A		**11.64**	**12.25**	**11.61**
Minimum	(%)	**8.74**	-25%	-29%	-25%
Midpoint		**10.15**	-13%	-17%	-13%
Maximum		**11.52**	-1%	-6%	-1%
Adj. Maximum		**13.05**	12%	7%	12%

(1) Includes 250 publicly-traded, non-MHC, non-acquired thrifts nationwide.
(2) Includes 4 publicly-traded, non-MHC, non-acquired thrifts based in Maryland.
(3) Price/earnings ratios exclude values greater than 30.